Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Nimble Storage, Inc.

at

$12.50 Net Per Share

by

Nebraska Merger Sub, Inc.

a wholly owned direct subsidiary of

Hewlett Packard Enterprise Company

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY,

12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 13, 2017, UNLESS THE OFFER IS

EXTENDED OR EARLIER TERMINATED.

Nebraska Merger Sub, Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly owned direct subsidiary of Hewlett Packard Enterprise Company, a Delaware corporation (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Nimble Storage, Inc., a Delaware corporation (which we refer to as “Nimble Storage” or the “Company”), at a purchase price of $12.50 per Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 6, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Nimble Storage. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Merger Sub will be merged with and into Nimble Storage in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “Merger”) as soon as practicable without a vote on the adoption of the Merger Agreement by Nimble Storage stockholders, with Nimble Storage continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned direct subsidiary of Parent.

In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) by Nimble Storage as treasury stock or by Parent or Merger Sub, which Shares will be canceled and will cease to exist, (ii) by any wholly owned subsidiary of Nimble Storage or any wholly owned subsidiary of Parent (other than Merger Sub), which Shares will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages or (iii) by any Nimble Storage stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive the Offer Price (or any greater per Share price paid in the Offer), without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Nimble Storage will cease to be a publicly traded company and will become wholly owned by Parent.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Regulatory Condition (as described below) and (iii) the Governmental Restraint Condition (as described below). The “Minimum Condition” requires that, immediately prior to the expiration of the Offer, there have been validly tendered (and not validly withdrawn) a number of Shares that, when added to the number of Shares (if any) then owned by Parent or Merger Sub, equals at least one Share more than half of all Shares then outstanding. The “Regulatory Condition” requires that any applicable waiting period (and any extensions thereof) and any approvals, clearances or other governmental authorizations applicable to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), or any competition, merger control, antitrust or similar laws or regulations of Germany or Austria, in each case, shall have expired or otherwise been terminated or obtained, as applicable. The “Governmental Restraint Condition” requires that there be no temporary restraining order, preliminary or permanent injunction, or any law or other judgment enacted, issued, promulgated, enforced or entered by any governmental authority of competent jurisdiction, which has the effect of enjoining, restraining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Nimble Storage, among other things, has unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) declared that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, are fair to and in the best interests of Nimble Storage stockholders, (iv) recommended that Nimble Storage stockholders accept the Offer and tender all of their Shares pursuant to the Offer, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and (v) assuming the accuracy of specified representations and warranties of Parent and Merger Sub, irrevocably approved Parent, Merger Sub and their respective affiliates and the Merger Agreement and the transactions contemplated thereby (including the Offer, the Support Agreement (as defined herein) and the Merger) for purposes of Section 203 of the General Corporation Law of the State of Delaware, and irrevocably exempted such persons, agreements and transactions from, and elected for Nimble Storage, Parent, Merger Sub and their respective affiliates not to be subject to, any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws, including Section 203 of the General Corporation Law of the State of Delaware, of any jurisdiction that may purport to be applicable to Nimble Storage, Parent, Merger Sub or any of their respective affiliates or the Merger Agreement or the transactions contemplated thereby.

A summary of the principal terms of the Offer is provided herein under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

March 17, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Merger Sub pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Citibank, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the end of the day, 12:00 midnight, New York City time, on April 13, 2017 (the “Expiration Date,” unless Merger Sub shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Merger Sub, shall expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Merger Sub pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders call toll-free from the U.S. and Canada: (888) 750-5834

Banks and Brokers call collect: (212) 750-5833

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Merger Sub have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Nimble Storage contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Merger Sub by Nimble Storage or has been taken from or is based upon publicly available documents or records of Nimble Storage on file with the SEC or other public sources as of the date hereof. Parent and Merger Sub have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of Nimble Storage, Inc. (the “Shares”).

Price Offered Per Share	$12.50 net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes.

Scheduled Expiration of Offer	End of the day, 12:00 midnight, New York City time, on April 13, 2017, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Offeror	Nebraska Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Hewlett Packard Enterprise Company, a Delaware corporation.

Who is offering to purchase my shares?

Nebraska Merger Sub, Inc., or “Merger Sub,” a wholly owned direct subsidiary of Hewlett Packard Enterprise Company, or “Parent,” is offering to purchase for cash all of the outstanding Shares. Merger Sub is a Delaware corporation that was formed for the sole purpose of making the Offer, completing the process by which Merger Sub will be merged with and into Nimble Storage and ancillary activities in connection with the Offer and the Merger. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Merger Sub.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Merger Sub and, where appropriate, Parent. We use the term “Parent” to refer to Hewlett Packard Enterprise Company alone, the term “Merger Sub” to refer to Nebraska Merger Sub, Inc. alone and the terms “Nimble Storage” and the “Company” to refer to Nimble Storage, Inc. alone.

How many Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Nimble Storage on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Nimble Storage common stock.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Nimble Storage. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends thereafter to cause Merger Sub to consummate the Merger as soon as practicable (as described below). Upon consummation of the Merger, Nimble Storage would cease to be a publicly traded company and would be a direct wholly owned subsidiary of Parent.

See Section 12 — “Purpose of the Offer; Plans for Nimble Storage.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $12.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Merger Sub and Nimble Storage have entered into an Agreement and Plan of Merger, dated as of March 6, 2017 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Merger Sub with and into Nimble Storage (the “Merger”). If the Minimum Condition and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as soon as practicable pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote on the adoption of the Merger Agreement by Nimble Storage stockholders.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Neither the consummation of the Offer nor the Merger is subject to any financing condition. Parent and Merger Sub estimate that the total amount of funds required to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger, and to provide funding for the payment in respect of outstanding Nimble Storage equity awards that will be cashed out at the Effective Time (as defined below) pursuant to the Merger Agreement is approximately $1.2 billion, including related fees and expenses. Parent and Merger Sub anticipate funding such cash requirements with available cash on hand of Parent.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer and the Merger are not subject to any financing condition;

•	Parent has sufficient cash on hand to purchase or cause Merger Sub to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares (subject to limited exceptions for Shares held by Nimble Storage stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares and Shares held by us or Nimble Storage or our or their subsidiaries) for the same cash consideration in the Merger as was paid in the Offer (i.e., the Offer Price) and Parent has sufficient cash on hand to pay for all Shares converted into the right to receive cash in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, 12:00 midnight, New York City time, on April 13, 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

The time of acceptance for payment of all Shares validly tendered (and not validly withdrawn) in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time,” and the date and time at which such Acceptance Time occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date, but we will not be required to extend the Offer beyond September 6, 2017 unless all Offer Conditions (as defined below) other than the Regulatory Condition or the Governmental Restraint Condition (or any other Offer Condition that by its nature cannot be satisfied until the Expiration Date) have been satisfied or waived as of September 6, 2017, in which case such date may be extended at the election of either Parent or Nimble Storage to December 6, 2017 (such date, as it may be so extended, the “Outside Date”).

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Merger Sub must extend the Offer (i) as required by applicable law and (ii) if any Offer Condition has not been satisfied or waived as of the then-scheduled Expiration Date, for one or more periods in consecutive increments specified by Parent of not less than two business days each and not more than 10 business days each (or such other period as Parent, Merger Sub and Nimble Storage may agree) in order to permit the satisfaction of the Offer Conditions (without limiting Merger Sub’s obligation to further extend the Offer until the earlier of the Outside Date or termination of the Merger Agreement). However, Merger Sub is not required to, and without Nimble Storage’s consent may not, extend the Offer beyond the Outside Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Citibank, N.A., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•	that, immediately prior to the expiration of the Offer, there have been validly tendered (and not validly withdrawn) a number of Shares that, when added to the number of Shares (if any) then owned by Parent or Merger Sub, equals at least one Share more than half of all Shares then outstanding (the “Minimum Condition”);

•	that any applicable waiting period (and any extensions thereof) and any approvals, clearances or other governmental authorizations applicable to the Offer or the consummation of the Merger under the HSR Act or any competition, merger control, antitrust or similar laws or regulations of Germany or Austria, in each case, shall have expired or otherwise been terminated or obtained, as applicable (the “Regulatory Condition”);

•	that there is no temporary restraining order, preliminary or permanent injunction, or any law or other judgment enacted, issued, promulgated, enforced or entered by any governmental authority of competent jurisdiction, which has the effect of enjoining, restraining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer (the “Governmental Restraint Condition”);

•	the accuracy of representations and warranties made by Nimble Storage in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15 — “Conditions of the Offer” (the “Representations Condition”);

•	the performance or compliance of Nimble Storage in all material respects with all of its obligations required to be performed or complied with by it under the Merger Agreement at or prior to the expiration of the Offer (the “Covenants Condition”);

•	that no Material Adverse Effect has occurred that is continuing, as such term is defined in the Merger Agreement and as described in more detail in Section 11 — “The Merger Agreement; Other Agreements — Representations and Warranties” (the “MAE Condition”);

•	that Merger Sub has received a certificate of Nimble Storage, executed by the chief executive officer or the chief financial officer of Nimble Storage, dated as of the Expiration Date, to the effect that the Representations Condition, the Covenants Condition and the MAE Condition have been satisfied; and

•	that the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Parent and Merger Sub expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Nimble Storage, we are not permitted to (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Condition, the Regulatory Condition, the Governmental Restraint Condition or the Termination Condition, (v) add to the Offer Conditions or amend, modify or supplement the Offer, including any Offer Condition, in any manner adverse to Nimble Storage or any holder of Shares or in any manner that would reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or (vi) extend or otherwise change the Expiration Date in any manner other than in accordance with the terms of the Merger Agreement.

See Section 15 — “Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, in either case, no later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

We are not providing for guaranteed delivery procedures. Therefore, Nimble Storage stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than the end of the day, 12:00 midnight, New York City time, on the Expiration Date. In addition, for Nimble Storage stockholders who are registered holders, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date. Nimble Storage stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Shares may also be withdrawn at any time after May 16, 2017, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Merger Sub has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Nimble Storage board of directors think of the Offer?

The board of directors of Nimble Storage (which we refer to as the “Nimble Storage Board”), among other things, has unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) declared that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, are fair to and in the best interests of Nimble Storage stockholders, (iv) recommended that Nimble Storage stockholders accept the Offer and tender all of their Shares pursuant to the Offer, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and (v) assuming the accuracy of specified representations and warranties of Parent and Merger Sub, irrevocably approved Parent, Merger Sub and their respective affiliates and the Merger Agreement and the transactions contemplated thereby (including the Offer, the Support Agreement and the Merger) for purposes of Section 203 of the General Corporation Law of the State of Delaware, and irrevocably exempted such persons, agreements and transactions from, and elected for Nimble Storage, Parent, Merger Sub and their respective affiliates not to be subject to, any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws, including Section 203 of the General Corporation Law of the State of Delaware, of any jurisdiction that may purport to be applicable to Nimble Storage, Parent, Merger Sub or any of their respective affiliates or the Merger Agreement or the transactions contemplated thereby.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Nimble Storage.” We expect that a more complete description of the reasons for the Nimble Storage Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared and filed by Nimble Storage with the SEC and mailed to all Nimble Storage stockholders.

Have any Nimble Storage stockholders entered into agreements with Parent or any of its affiliates requiring them to tender their Shares?

Yes. In connection with the execution of the Merger Agreement, certain directors and officers of Nimble Storage and certain other beneficial owners of Shares (collectively, the “Supporting Stockholders”) have entered into a Tender and Support Agreement, dated as of March 6, 2017, with Parent and Merger Sub (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately 20% of Nimble Storage’s total outstanding Shares as of March 10, 2017, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement.

See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a more detailed description of the Support Agreement.

If the Offer is completed, will Nimble Storage continue as a public company?

No. As soon as practicable following the consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly we acquire a number of Shares that, when added to the number of Shares (if any) then owned by Parent or Merger Sub, equals at least one Share more than half of all Shares then outstanding, and thus the Minimum Condition was satisfied, then, in accordance with the terms of the Merger Agreement, we will complete the Merger as soon as practicable pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Nimble Storage stockholders. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger. See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, if we complete the Offer, Nimble Storage stockholders who have not tendered their Shares in the Offer (i) will not be required to vote on the adoption of the Merger Agreement, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, upon consummation of the Merger, if they do not validly exercise appraisal rights under Delaware law, have their Shares converted into the right to receive the same cash consideration, without interest (the “Merger Consideration”) and less any applicable withholding taxes, as was payable in the Offer.

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Nimble Storage — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur as promptly as practicable after the consummation of the Offer and all of the Shares outstanding prior to the Effective Time (subject to limited exceptions for Shares held by Nimble Storage stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares and Shares held by us or Nimble Storage or our or their subsidiaries) will at the Effective Time be converted into the right to receive the same cash consideration, without interest and less any applicable withholding taxes, as was payable in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that no appraisal rights will be available in the Offer.

See the “Introduction” and Section 13 — “Certain Effects of the Offer.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $12.50 in cash without interest, less any applicable withholding taxes, as promptly as practicable on or after the date the Offer expires.

See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment of Shares.”

What is the market value of my Shares as of a recent date?

On March 6, 2017, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on the New York Stock Exchange was $8.60. On March 16, 2017, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the New York Stock Exchange was $12.54. The Offer Price represents a premium of approximately 45% to the March 6, 2017 closing stock price.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Nimble Storage will not declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any Nimble Storage securities (including the Shares) or set any record date therefor.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, Nimble Storage stockholders will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Stock options to purchase Shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time:

•	each Nimble Storage stock option that is vested as of immediately prior to the Effective Time (including after giving effect to the acceleration of vesting of 50% of the unvested Nimble Storage stock options held by Nimble Storage’s Chief Executive Officer pursuant to the terms of his employment agreement) will be canceled in exchange for an amount in cash equal to (a) the total number of Shares underlying such option, multiplied by (b) the excess, if any, of the Merger Consideration over the exercise price per Share of such option, without interest and subject to all applicable tax withholding; and

•	each other Nimble Storage stock option will be assumed by Parent and converted into a Parent stock option to acquire the number of shares of Parent common stock, par value $0.01 (“Parent Shares”) (rounded down to the nearest whole number of Parent Shares) equal to (a) the number of Shares underlying such option, multiplied by (b) the Equity Award Exchange Ratio (as defined below) at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the (i) the exercise price per Share of such option, divided by the (ii) the Equity Award Exchange Ratio. Each Parent stock option will have the same vesting schedule that applied to the Nimble Storage stock option to which such Parent stock option relates.

If the exercise price of any Nimble Storage stock option, whether vested or unvested, is equal to or greater than the Merger Consideration, such stock option will be canceled for no consideration.

“Equity Award Exchange Ratio” means (i) the Merger Consideration, divided by (ii) the volume weighted average price of Parent Shares over the 10 trading day period ending at the close of trading on the second-to-last trading day prior to the Effective Time, as reported by Bloomberg.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Nimble Storage Equity Awards.”

What will happen to my restricted stock units and restricted stock in the Offer?

Awards of restricted stock units and restricted stock are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time:

•	each Nimble Storage restricted stock unit held by any non-employee director of Nimble Storage and 50% of the unvested Nimble Storage restricted stock units held by Nimble Storage’s Chief Executive Officer, in each case, that are then outstanding and unvested, will vest in full and be converted into the right to receive an amount in cash equal to (a) the number of Shares underlying such restricted stock unit, multiplied by (b) the Merger Consideration, without interest and subject to all applicable tax withholdings;

•	each other Nimble Storage restricted stock unit that is then outstanding and unvested will be assumed by Parent and converted into a Parent restricted stock unit with respect to a number of Parent Shares (rounded to the nearest whole number of Parent Shares) equal to (a) the number of Shares underlying such restricted stock unit, multiplied by (b) the Equity Award Exchange Ratio, which Parent restricted stock unit will have the same vesting schedule that applied to the Nimble Storage restricted stock unit to which such Parent restricted stock unit relates;

•	each award of restricted Nimble Storage common stock that is then outstanding and unvested will be assumed by Parent and be converted into an award of restricted cash representing the right to receive, over the same vesting schedule as the restricted stock award, an amount in cash equal to (a) the number of Shares underlying such award, multiplied by (b) the Merger Consideration, without interest and subject to all applicable tax withholdings; and

•	each Nimble Storage restricted stock unit with TSR performance metrics will be deemed earned based on the actual level of achievement of the applicable TSR metrics, determined with the inputs described in the Merger Agreement, measured from the beginning of the three-year performance period through three business days prior to the Effective Time and converted into (a) for the pro rata portion of the earned award, with proration determined based on the time elapsed between the beginning of the three-year performance period and the Effective Time (or, in the case of Nimble Storage’s Chief Executive Officer, 50% of the earned award), the right to receive a cash payment equal to (i) the number of Shares underlying such portion of the award, multiplied by (ii) the Merger Consideration, without interest and subject to all applicable tax withholdings and (b) for the remaining portion of the earned award, a Parent service-based restricted stock unit relating to the number of Parent Shares (rounded to the nearest whole number of Parent Shares) equal to (i) the number of Shares underlying such portion of the award, multiplied by (ii) the Equity Award Exchange Ratio, which Parent service-based restricted stock unit will have the same vesting schedule as the Nimble storage restricted stock unit to which such Parent service-based restricted unit relates.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Nimble Storage Equity Awards.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

You should consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Material United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

Innisfree M&A Incorporated is acting as our information agent (the “Information Agent”) for the Offer. Stockholders may call Innisfree toll-free from the U.S. and Canada at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Nimble Storage, Inc.:

Nebraska Merger Sub, Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly owned direct subsidiary of Hewlett Packard Enterprise Company, a Delaware corporation (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Nimble Storage, Inc., a Delaware corporation (which we refer to as “Nimble Storage” or the “Company”), at a purchase price of $12.50 per Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes , upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of March 6, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Nimble Storage. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Merger Sub will be merged with and into Nimble Storage (the “Merger”) as soon as practicable in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote on the adoption of the Merger Agreement by Nimble Storage stockholders, with Nimble Storage continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned direct subsidiary of Parent.

In the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares held (i) by Nimble Storage as treasury stock or by Parent or Merger Sub, which Shares will be canceled and will cease to exist, (ii) by any wholly owned subsidiary of Nimble Storage or any wholly owned subsidiary of Parent (other than Merger Sub), which Shares will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages or (iii) by any Nimble Storage stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive the Offer Price (or any greater per Share price paid in the Offer), without interest thereon (the “Merger Consideration”) and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Nimble Storage will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Nimble Storage stock options, restricted stock units, performance-based restricted stock units and restricted stock awards in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Citibank, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Regulatory Condition (as described below) and (iii) the Governmental Restraint Condition (as described below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn immediately prior to the end of the day, 12:00 midnight, New York City time, on April 13, 2017 (the “Expiration Date,” unless Merger Sub shall have extended the period during which the Offer is open in accordance with the Merger

Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Merger Sub, shall expire), together with any Shares then owned by Parent or Merger Sub, equals at least one Share more than half of all Shares then outstanding. The “Regulatory Condition” requires that any applicable waiting period (and any extensions thereof) and any approvals, clearances or other governmental authorizations applicable to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), or any competition, merger control, antitrust or similar laws or regulations of Germany or Austria, in each case, shall have expired or otherwise been terminated or obtained, as applicable. The “Governmental Restraint Condition” requires that there be no temporary restraining order, preliminary or permanent injunction, or any law or other judgment enacted, issued, promulgated, enforced or entered by any governmental authority of competent jurisdiction, which has the effect of enjoining, restraining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition and Parent and Merger Sub expect to finance the payment of the applicable consideration in the Offer and the Merger with cash on hand.

The Nimble Storage Board, among other things, has unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) declared that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, are fair to and in the best interests of Nimble Storage stockholders, (iv) recommended that Nimble Storage stockholders accept the Offer and tender all of their Shares pursuant to the Offer, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and (v) assuming the accuracy of specified representations and warranties of Parent and Merger Sub, irrevocably approved Parent, Merger Sub and their respective affiliates and the Merger Agreement and the transactions contemplated thereby (including the Offer, the Support Agreement (as defined herein) and the Merger) for purposes of Section 203 of the General Corporation Law of the State of Delaware, and irrevocably exempted such persons, agreements and transactions from, and elected for Nimble Storage, Parent, Merger Sub and their respective affiliates not to be subject to, any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws, including Section 203 of the General Corporation Law of the State of Delaware, of any jurisdiction that may purport to be applicable to Nimble Storage, Parent, Merger Sub or any of their respective affiliates or the Merger Agreement or the transactions contemplated thereby.

A more complete description of the Nimble Storage Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Nimble Storage (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. Nimble Storage stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background of the Merger Agreement; Reasons for Recommendation.”

In connection with the execution of the Merger Agreement, certain directors and officers of Nimble Storage and certain other beneficial owners of Shares (collectively, the “Supporting Stockholders”) have entered into a Tender and Support Agreement, dated as of March 6, 2017, with Parent and Merger Sub (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately 20% of Nimble Storage’s total outstanding Shares as of March 10, 2017, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a more detailed description of the Support Agreement.

Nimble Storage has advised Parent that, as of March10, 2017, 91,916,041 Shares were outstanding.

Pursuant to the Merger Agreement, the initial board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation will consist of the officers of Nimble Storage immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Merger Sub is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Merger Sub consummates the Offer, Merger Sub will consummate the Merger pursuant to Section 251(h) of the DGCL as soon as practicable without a vote on the adoption of the Merger Agreement by Nimble Storage stockholders.

Material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Material United States Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, Nimble Storage stockholders will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance for payment of Shares validly tendered pursuant to and subject to the Offer Conditions shall occur on April 14, 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement. We refer to such time of acceptance as the “Acceptance Time,” and the date and time at which such Acceptance Time occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the Regulatory Condition, the Governmental Restraint Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Merger Sub must extend the Offer (i) as required by applicable law and (ii) if any Offer Condition has not been satisfied or waived as of the then-scheduled Expiration Date, for one or more periods in consecutive increments specified by Parent of not less than two business days each and not more than 10 business days each (or such other period as Parent, Merger Sub and Nimble Storage may agree) in order to permit the satisfaction of the Offer Conditions (without limiting Merger Sub’s obligation to further extend the Offer until the earlier of the Outside Date or termination of the Merger Agreement). However, Merger Sub is not required to, and without Nimble Storage’s consent may not, extend the Offer beyond the Outside Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Parent and Merger Sub expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Nimble Storage, we are not permitted to (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Condition, the Regulatory Condition, the Governmental Restraint Condition or the Termination Condition, (v) add to the Offer Conditions or amend, modify or supplement the Offer, including any Offer Condition, in any manner adverse to Nimble Storage or any holder of Shares or in any manner that would reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or (vi) extend or otherwise change the Expiration Date in any manner other than in accordance with the terms of the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Merger Sub may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal

Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. In addition, in the Merger Agreement, we have agreed that, on the terms and subject to the conditions of the Offer and the Merger Agreement, Merger Sub will (and Parent will cause Merger Sub to) pay for all Shares validly tendered (and not validly withdrawn) in the Offer as promptly as practicable after the Acceptance Time.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether such Shares were tendered before or after the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Offer Closing, in accordance with the terms of the Merger Agreement, we will complete the Merger pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Nimble Storage stockholders.

Nimble Storage has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Nimble Storage and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any applicable competition, merger control, antitrust or similar laws or regulations of Germany or Austria. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against such participant.

On the terms set forth in the Merger Agreement and subject to the Offer Conditions, as promptly as practicable on or after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered (and not validly withdrawn) as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. On the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares, including by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a Nimble Storage stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, Nimble Storage stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC, which is earlier than the end of the day, 12:00 midnight, New York City time, on the Expiration Date. In addition, for Nimble Storage stockholders who are registered holders, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date. Nimble Storage stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Merger Sub shall determine. None of Merger Sub, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Merger Sub as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Nimble Storage stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Merger Sub or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Nimble Storage stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Nimble Storage in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that are United States persons for U.S. federal income tax purposes that do not otherwise establish an exemption should return a properly completed and executed Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal, certifying that such stockholder is a United

States person, that the taxpayer identification number (“TIN”) provided in the IRS Form W-9 is correct, and that such stockholder is not subject to backup withholding. Stockholders that are not United States persons for U.S. federal income tax purposes should submit a properly completed and executed applicable IRS Form W-8, which may be obtained at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after May 16, 2017, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such decision in a court of competent jurisdiction. None of Merger Sub, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a discussion of certain material United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are exchanged for cash pursuant to the Merger. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change and different interpretations, possibly with retroactive effect, and any such change or different interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

The discussion applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this discussion does not address United States federal taxes, including estate, gift and alternative minimum taxes, other than the income tax. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, regulated investment companies, real estate investment trusts, S corporations, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, stockholders holding Shares as “qualified small business stock” within the meaning of Sections 1045 and/or 1202 of the Code, U.S. Holders (as defined below) whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, restricted stock units, performance-based stock units or otherwise as compensation, and holders other than U.S. Holders).

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes.

If a partnership, or another entity or arrangement treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, should consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gains of certain non-corporate holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

If a U.S. Holder acquired different blocks of Shares at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the applicable withholding agent or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES, AND CHANGES IN ANY LAWS. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends.

The Shares currently trade on the New York Stock Exchange under the symbol “NMBL.” Nimble Storage advised Parent that, as of March 10, 2017, there were 91,916,041 Shares outstanding, 6,511,236 Shares were issuable pursuant to options to purchase Shares with an exercise price less than the Offer Price, 12,979,675 Shares subject to unvested service-based restricted stock units, 451,773 Shares subject to unvested performance-based restricted stock units (assuming applicable performance goals are satisfied at maximum levels) and 14,533 Shares subject to unvested restricted stock awards.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two most recently completed fiscal years of Nimble Storage as well as the first quarter of the current fiscal year through March 16, 2017, in each case as reported on the New York Stock Exchange, and the quarterly cash dividends declared per Share for each such quarterly period.

	High	Low	Cash Dividends Declared
Fiscal Year Ended January 31, 2016
First Quarter	$27.61	$20.82	$—
Second Quarter	$32.16	$23.32	—
Third Quarter	$27.96	$21.40	—
Fourth Quarter	$23.64	$6.09	—
Fiscal Year Ended January 31, 2017
First Quarter	$8.43	$5.64	$—
Second Quarter	$9.49	$6.18	—
Third Quarter	$9.90	$7.14	—
Fourth Quarter	$9.45	$7.11	—
Year Ended January 31, 2018
First Quarter (through March 16, 2017)	$12.58	$8.35	$—

On March 6, 2017, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on the New York Stock Exchange was $8.60. On March 16, 2017, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the New York Stock Exchange was $12.54. The Offer Price represents a premium of approximately 45% to the March 6, 2017 closing stock price.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Nimble Storage will not declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any Nimble Storage securities (including the Shares) or set any record date therefor.

7.	Certain Information Concerning Nimble Storage.

Except as specifically set forth herein, the information concerning Nimble Storage contained in this Offer to Purchase has been taken from or is based upon information furnished by Nimble Storage or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Nimble Storage’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning Nimble Storage, whether furnished by Nimble Storage or contained in such documents and records, or for any failure by Nimble Storage to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Nimble Storage was incorporated in Delaware in November 2007. Nimble Storage completed its initial public offering in December 2013 and its Shares are listed on the New York Stock Exchange under the symbol “NMBL.” Its principal executive offices are located at 211 River Oaks Parkway, San Jose, California 95134, and its telephone number is (408) 432-9600. Nimble Storage’s mission is to provide its end-customers with the fastest, most reliable access to data.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Nimble Storage is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Nimble Storage’s directors and officers, their remuneration, stock options, restricted stock units, performance-based restricted stock units and restricted stock awards granted to them, the principal holders of Nimble Storage’s securities, any material interests of such persons in transactions with Nimble Storage and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on May 31, 2016 and distributed to Nimble Storage’s stockholders on or about June 10, 2016. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Nimble Storage, that file electronically with the SEC.

Nimble Storage Financial Projections. Nimble Storage provided Parent with certain internal financial projections of its anticipated future operations. Such financial projections are described in Nimble Storage’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Nimble Storage stockholders contemporaneously with this Offer to Purchase.

8.	Certain Information Concerning Parent and Merger Sub.

General. Parent was incorporated in Delaware in February 2015 for the purpose of holding the enterprise technology infrastructure, software, services and financing businesses of Hewlett-Packard Company in connection with its spin-off from Hewlett-Packard Company, which subsequently renamed itself HP Inc. The spin-off was completed in November 2015. Parent is an industry leading technology company that enables customers to go further, faster. With the industry’s most comprehensive portfolio, spanning the cloud to the data center to workplace applications, Parent’s technology and services help customers around the world make information technology more efficient, more productive and more secure. Parent’s legacy dates back to a partnership founded in 1939 by William R. Hewlett and David Packard, and we strive every day to uphold and enhance that legacy through our dedication to providing innovative technological solutions to our customers.

Parent operates in five segments: Enterprise Group, Software, Enterprise Services, Financial Services and Corporate Investments.

On May 24, 2016, Parent announced plans for a tax-free spin-off and merger of its Enterprise Services business with Computer Sciences Corporation. On September 7, 2016, Parent announced plans for a spin-off and merger of its Software segment with Micro Focus International plc, which will create a pure-play enterprise software company. These transactions are pending and remain subject to certain customary closing conditions.

Merger Sub is a Delaware corporation formed on February 28, 2017 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Merger Sub has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement and the Support Agreement. Upon the completion of the Merger, Merger Sub’s separate corporate existence will cease and Nimble Storage will continue as the Surviving Corporation. Until immediately prior to the time Merger Sub accepts for payment Shares pursuant to the Offer, it is not anticipated that Merger Sub will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Merger Sub is a wholly owned direct subsidiary of Parent.

The address of Parent’s principal executive offices, which is also Merger Sub’s business address, is 3000 Hanover Street, Palo Alto, California 94304. Parent’s telephone number at this location is (650) 857-1501.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Merger Sub are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Merger Sub or any of the persons so listed beneficially owns or has any right to acquire, directly or directly, any Shares and (ii) none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Nimble Storage (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Marc L. Andreessen, a director of Parent, is an indirect investor in Sequoia Technology Partners XII, L.P., which owns 189,900 Shares and is one of the Supporting Stockholders that is party to the Support Agreement. Mr. Andreessen indirectly owns approximately 1.6% of the outstanding limited partnership interests of Sequoia Technology Partners XII, L.P. through a family investment vehicle. Mr. Andreessen does not have beneficial ownership over any Shares.

Except as set forth in this Offer to Purchase, none of Merger Sub or Parent or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Nimble Storage or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Nimble Storage or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Merger Sub with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Merger Sub has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer and the Merger are not conditioned upon obtaining financing. Because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is being made to purchase all issued and outstanding Shares solely for cash, (iii) Parent has sufficient cash on hand to purchase or cause Merger Sub to purchase all Shares tendered pursuant to the Offer, (iv) there is no financing condition to the completion of the Offer or the Merger and (v) if we consummate the Offer, we will acquire all remaining Shares (subject to limited exceptions for Shares held by Nimble Storage stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares and Shares held be us or Nimble Storage or our or their subsidiaries) for the same cash consideration in the Merger as was paid in the Offer (i.e., the Offer Price) and Parent has sufficient cash on hand to pay for all Shares converted into the right to receive cash in the Merger, we believe the financial condition of Parent and Merger Sub is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Merger Sub estimate that the total amount of funds required to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger, and to provide funding for the payment in respect of outstanding Nimble Storage equity awards that will be cashed out at the Effective Time pursuant to the Merger Agreement is approximately $1.2 billion, including related fees and expenses. Parent and Merger Sub anticipate funding such cash requirements with available cash on hand of Parent.

10.	Background of the Offer; Past Contacts or Negotiations with Nimble Storage.

The information set forth below regarding Nimble Storage not involving Parent or Merger Sub was provided by Nimble Storage, and none of Parent, Merger Sub or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Merger Sub or any of their affiliates or representatives participated.

Background of the Offer

The following is a description of material contacts between representatives of Parent or Merger Sub with representatives of Nimble Storage that resulted in the execution of the Merger Agreement. For a review of Nimble Storage’s additional activities, please refer to the Schedule 14D-9 that will be filed by Nimble Storage with the SEC and mailed to Nimble Storage stockholders.

In early November 2016, Mr. Suresh Vasudevan, chief executive officer of Nimble Storage, contacted Mr. Manish Goel, the former general manager of the Storage business unit within the Enterprise Group of Parent, who introduced Mr. Vasudevan to Mr. Vishal Bhagwati, the senior vice president of corporate development at Parent.

A meeting between Parent and Nimble Storage was subsequently scheduled for November 14, 2016, and the parties agreed that Parent and Nimble Storage would enter into a mutual nondisclosure agreement to allow the parties to exchange certain nonpublic information and hold further discussions.

On November 14, 2016, Mr. Bhagwati met with Mr. Vasudevan and discussed the strategic fit between the two companies.

Also around this time, representatives of Goldman, Sachs & Co. (“Goldman Sachs”), which had acted as the lead underwriter in Nimble Storage’s initial public offering and which would later be formally engaged by Nimble Storage as its financial advisor as described in the Schedule 14D-9, were in periodic contact with Mr. Bhagwati, who reiterated that Parent would be interested in exploring a strategic transaction involving Parent and Nimble Storage.

A mutual nondisclosure agreement, which did not include a standstill provision, was negotiated and entered into by Parent and Nimble Storage on November 17, 2016.

On November 21, 2016, members of Nimble Storage’s management met with a larger group of representatives from Parent’s business and corporate development teams, and the parties continued to discuss Nimble Storage’s business and technology and the possibility of a strategic transaction involving the two companies.

During the last week of November and early December, Parent submitted and Nimble Storage responded to requests for preliminary diligence materials and provided certain nonpublic information to Parent.

On December 15, 2016, representatives of Nimble Storage and senior executives of Parent had a follow-up meeting to review Nimble Storage’s product and technology architecture. Following the meeting, the senior executives of Parent expressed interest in further exploring a potential acquisition by Parent of Nimble Storage. There was no further substantive contact with Parent after this meeting until the third week of January 2017, when executives of Parent contacted Mr. Vasudevan to express continued interest in pursuing an acquisition of Nimble Storage.

On January 31, 2017, Mr. Bhagwati sent Mr. Vasudevan an indicative non-binding proposal (the “January 31 Proposal”) with regard to an acquisition by Parent of all of the outstanding shares of Nimble Storage at an indicative price of $10.50 per share (the “Preliminary Purchase Price”). The Preliminary Purchase Price represented a premium of approximately 23% to Nimble Storage’s stock price of $8.51 per share at the close of trading on January 30, 2017. The January 31 Proposal noted that the offer of the Preliminary Purchase Price was subject to a number of conditions, and in particular a full due diligence review of Nimble Storage to Parent’s satisfaction, including a technical review of Nimble Storage’s products. Furthermore, the January 31 Proposal was subject to Nimble Storage agreeing to negotiate exclusively with Parent, and not to solicit or negotiate alternative acquisition proposals with, or provide information to, any other party for an initial period of 30 days, with such exclusivity period being automatically extended thereafter until either Parent or Nimble Storage provided the other party 10 days’ notice of termination at any time after the 20th day of such exclusivity period. Mr. Vasudevan acknowledged receipt of the January 31 Proposal and indicated that, while he would need to consult with the Nimble Storage Board, the Preliminary Purchase Price was inadequate in his view, and that he believed the Nimble Storage Board would be interested in an offer in the range of $14.00 – $15.00 per share. Mr. Bhagwati responded that he would need to discuss any potential increase in Parent’s offer price with the Parent executive team.

On February 1, 2017, Mr. Bhagwati verbally informed Mr. Vasudevan that after internal consultation, Parent would be willing to increase its offer to $11.75 per share.

On February 2 and February 3, 2017, Mr. Bhagwati and Mr. Vasudevan engaged in several rounds of negotiations in which Mr. Vasudevan sought an increase to the Preliminary Purchase Price.

On February 3, 2017, representatives of Parent verbally indicated that Parent would be able to pay $12.00 per share, and Mr. Vasudevan responded that the revised offer would need to be closer to Nimble Storage’s starting point of $14.00 per share.

Later that day, representatives of Parent verbally conveyed Parent’s best and final offer of $12.50 per share, which represented a premium of approximately 48% to the closing stock price of $8.47 on February 2, 2017. Furthermore, Mr. Bhagwati made it clear to Mr. Vasudevan that Parent would not be willing to proceed unless Nimble Storage agreed to the 30-day exclusivity arrangement with Parent. During the evening of February 3, representatives of Fenwick & West LLP (“Fenwick”), Nimble Storage’s legal advisors, negotiated the terms of Parent’s non-binding indication of interest and the terms of the binding exclusivity arrangement with representatives of Parent’s legal team. The revised letter of indication (the “Letter of Intent”) included, along with the increased indicative price of $12.50 per share, a right of Nimble Storage to request a price confirmation from Parent after the initial 15 days of the exclusivity period and a right of Nimble Storage to terminate the exclusivity prior to the end of the 30th day of the exclusivity period if Parent did not provide satisfactory price confirmation within 72 hours of receiving such request.

During the morning of February 4, 2017, Mr. Vasudevan contacted Mr. Bhagwati to inform him that the Nimble Storage Board was willing to commence due diligence and move forward with the Letter of Intent.

Later on the morning of February 4, 2017, the Letter of Intent was executed by Mr. Vasudevan and Mr. Bhagwati.

On the evening of February 5, 2017, representatives of Parent provided a due diligence request list to Nimble Storage. On February 8, 2017, Nimble Storage gave representatives of Parent and representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisors to Parent, and representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), legal counsel to Parent, access to an electronic data room that contained nonpublic information about Nimble Storage.

From February 8 through February 15, representatives of Nimble Storage and Parent held a series of due diligence meetings at the offices of Fenwick in Mountain View, California and held diligence calls regarding Nimble Storage’s business, products and technology, finance, accounting and tax, legal and compliance matters, procurement, employee benefits and other topics. Following this initial set of meetings, Parent and its representatives submitted and Nimble Storage and its representatives continued to respond to additional diligence requests and hold numerous follow-up calls and meetings to discuss further questions raised and requests made by Parent and its representatives.

On February 15, 2017, Wachtell Lipton sent a draft merger agreement to Fenwick. Among other things, the draft merger agreement proposed (i) a termination fee of 3.8% of the equity value of Nimble Storage that would be payable by Nimble Storage to Parent under certain circumstances, including if Nimble Storage terminated the merger agreement with Parent to accept a superior proposal, or, in some cases, if Nimble Storage entered into an alternative proposal within a “tail” period of 12 months; (ii) that Parent would not agree to divest any assets or agree to any conduct remedies if required in order to obtain relevant antitrust approvals; (iii) that several of Nimble Storage’s representations and warranties would be tested without any materiality qualifications as a condition to the closing of the Offer; and (iv) various procedural restrictions on Nimble Storage’s ability to entertain competing offers or for the Nimble Storage Board to change its recommendation in favor of the transaction after the execution of the merger agreement. The draft merger agreement also contemplated that a support agreement would be entered into by certain executives of Nimble Storage and Sequoia Capital, a major stockholder of Nimble Storage.

On the evening of February 21, 2017, Fenwick and Nimble Storage delivered to Wachtell Lipton a revised draft of the merger agreement, which revised draft proposed, among other things, (i) a termination fee of 2% of the equity value of Nimble Storage and limited the circumstances under which a fee would be payable during the “tail period” of 12 months after the merger agreement was terminated if Nimble Storage did not immediately enter into a superior transaction; (ii) that Parent would agree to divest assets if required in order to obtain antitrust approval so long as such action would not have a material adverse effect on Parent, Merger Sub or Nimble Storage, measured on a scale relative to Nimble Storage; (iii) did not test any of Nimble Storage’s representations and warranties without a materiality qualification as a closing condition; and (iv) removed various procedural restrictions on Nimble Storage’s ability to entertain competing offers or for the Nimble Storage Board to change its recommendation in favor of the transaction after the execution of the merger agreement.

On February 22, 2017, Wachtell Lipton delivered to Fenwick a draft support agreement to be entered into by certain executives of Nimble Storage and Sequoia Capital.

On February 23, 2017, representatives of Goldman Sachs had a discussion with representatives of Parent about the timing of the price confirmation letter. The representatives of Parent verbally confirmed to Goldman Sachs that their views on price had not changed since the Letter of Intent, but noted that Parent’s senior management executive session to further consider the acquisition was scheduled for the afternoon of Monday, February 27, and requested that Nimble Storage allow Parent to respond to the price confirmation letter following such session. Later that day, representatives of Goldman Sachs communicated to Parent that Nimble Storage had agreed to wait until Saturday, February 25 to send the price confirmation letter, giving Parent until February 28, 2017 to respond.

On February 24, 2017, Wachtell Lipton returned a draft of the merger agreement to Fenwick which proposed, among other things, (i) a termination fee of 3.2% of the equity value of Nimble Storage; (ii) that Parent would not agree to divest any assets or agree to any conduct remedies if required in order to obtain relevant antitrust approvals; (iii) tested several (although less than Parent’s initial proposal) of Nimble Storage’s representations and warranties without any materiality qualification as a closing condition; and (iv) reinstated some but not all of the procedural restrictions on Nimble Storage’s ability to entertain competing offers or for the Nimble Storage Board to change its recommendation in favor of the transaction after the execution of the merger agreement.

On the morning of February 25, 2017, a representative of Goldman Sachs sent a letter executed by Mr. Vasudevan requesting that Parent confirm by February 28, 2017 that it intends to complete the proposed acquisition on the economic terms set forth in the Letter of Intent, including at a price per share at least equal to the price set forth in the Letter of Intent.

On the morning of February 28, 2017, Mr. Bhagwati countersigned and returned the price confirmation letter to Goldman Sachs, confirming Parent’s intent to complete the proposed acquisition on economic terms substantially similar to those set forth in the Letter of Intent and at a price per share at least equal to $12.50. In addition, Mr. Bhagwati requested that the exclusivity period be extended from 11:59 pm, Pacific time, on March 5, 2017 to 1:00 pm, Pacific time, on March 7, 2017 (the “Extension Request”). Later that day, members of Nimble Storage management and representatives of Goldman Sachs reported to Mr. Bhagwati and other representatives of Parent that the Extension Request would be considered by the Nimble Storage Board at a special meeting on March 3, 2017. However, Mr. Vasudevan emphasized that it was important to Nimble Storage that the transaction be announced prior to the start of trading on March 7, 2017 when Nimble Storage was scheduled to announce its earnings report with respect to the fourth quarter of the fiscal year ended January 31, 2017.

That same day, representatives of Fenwick and Ms. Aparna Bawa, general counsel of Nimble Storage, as well as representatives of Wachtell Lipton and Mr. Rishi Varma, deputy general counsel of Parent, and Mr. Sergio Letelier, associate general counsel of Parent, met at the offices of Fenwick in Mountain View, California, to discuss the open issues in the draft merger agreement, including the termination fee payable by Nimble Storage, the triggers for payment of the termination fee, the commitment of Parent to obtain required regulatory approval to consummate the transactions, the scope of the representations and warranties to be made by Nimble Storage in the merger agreement, and the restrictions on Nimble Storage’s activities between the signing of the merger agreement and the earlier of the closing of the transaction and the termination of the merger agreement. The representatives of Fenwick proposed a termination fee of 2.5% of the equity value and the representatives of Wachtell Lipton and Parent expressed a strong desire for the termination fee to be in the region of 3.0%.

On March 1, 2017, the parties finalized the support agreement, subject to further review and comment from the parties entering into the support agreement, including Sequoia Capital.

On March 2, 2017, representatives of Wachtell Lipton and Fenwick, as well as representatives from the legal teams of Parent and Nimble Storage, telephonically discussed the various open issues in the draft merger agreement. Following the call, Wachtell Lipton provided a revised draft of the merger agreement which reflected the outcome of the February 28 negotiations, proposed a lower termination fee equal to approximately 2.9% of the fully diluted equity value of Nimble Storage, and proposed a more stringent commitment on the part of Parent with respect to its efforts to obtain required regulatory approvals to close the transaction.

On March 3, 2017, Ms. Bawa and Mr. Letelier documented the extension of the exclusivity period to 1:00 p.m., Pacific time on March 7, 2017.

From March 3 through March 5, 2017, representatives of Wachtell Lipton and Fenwick, as well as representatives from the legal teams of Parent and Nimble Storage, telephonically discussed the various open issues in the draft merger agreement and exchanged drafts of the merger agreement. On the afternoon of March 5, 2017, representatives of Parent, including Mr. Bhagwati and Mr. Letelier, had a telephonic discussion with Mr. Vasudevan and Ms. Bawa, and resolved the key open issues in the merger agreement, including that the size of the termination fee would be $40,800,000, representing approximately 2.9% of the fully diluted equity value of Nimble Storage at the proposed purchase price.

On the morning of March 6, 2017, Wachtell Lipton and Fenwick finalized the Merger Agreement and the Support Agreement.

That afternoon, Parent held a meeting of its board of directors at which Parent’s entry into the Merger Agreement and related matters were approved by a unanimous vote of the directors present at the meeting.

Shortly thereafter, Nimble Storage held a special meeting of the Nimble Storage Board at which the Nimble Storage Board unanimously determined to approve and declare advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommend that the stockholders of Nimble Storage accept the Offer and tender all of their Shares pursuant to the Offer to be commenced by Merger Sub.

Following the approval by the board of directors of Parent and the Nimble Storage Board of the Merger Agreement, representatives of the parties executed the Merger Agreement and the Support Agreement on March 6, 2017.

At approximately 4:45 a.m. Pacific time on March 7, 2017, Parent issued a press release and Nimble Storage issued a public statement by Mr. Vasudevan announcing the execution of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Nimble Storage, Parent and Merger Sub and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Merger Sub,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO of which this Offer to Purchase forms a part. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Merger Sub.” Nimble Storage stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been included to provide Nimble Storage stockholders with information regarding its terms and is not intended to provide any financial or other factual information about Nimble Storage, Parent or Merger Sub. In particular, the representations, warranties and covenants contained in the Merger Agreement (i) were made only for purposes of that agreement and as of specific dates, (ii) were made solely for the benefit of the parties to the Merger Agreement, (iii) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement rather than establishing those matters as facts and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Parent or Nimble Storage. Accordingly, Nimble Storage stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Parent or Nimble Storage and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

The Offer. The Merger Agreement provides that Merger Sub will commence the Offer on or before March 20, 2017. Merger Sub’s obligation to accept for payment and pay for Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Merger Sub will, and Parent will cause Merger Sub to, irrevocably accept for payment and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the applicable Expiration Date. Acceptance of all such validly tendered Shares for payment pursuant to and subject to the conditions of the Offer, which will occur on April 14, 2017, unless one or more Offer Conditions is not satisfied as of such date, in which case we will extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Acceptance Time,” and the date and time at which the Acceptance Time occurs is referred to herein as the “Offer Closing.”

Parent and Merger Sub expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Nimble Storage, we are not permitted to:

•	reduce the number of Shares sought to be purchased in the Offer;

•	reduce the Offer Price;

•	change the form of consideration payable in the Offer;

•	amend, modify or waive the Minimum Condition, the Regulatory Condition, the Governmental Restraint Condition or the Termination Condition;

•	add to the Offer Conditions or amend, modify or supplement the Offer, including any Offer Condition, in any manner adverse to Nimble Storage or any holder of Shares or in any manner that would reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger; or

•	extend or otherwise change the Expiration Date in any manner other than in accordance with the terms of the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances in which Merger Sub is required or permitted to extend the Offer and in which Parent is required to cause Merger Sub to extend the Offer. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Merger Sub must extend the Offer:

•	as required by applicable law; and

•	if any Offer Condition has not been satisfied or waived as of the then-scheduled Expiration Date, for one or more periods in consecutive increments specified by Parent of not less than two business days each and not more than 10 business days each (or such other period as Parent, Merger Sub and Nimble Storage may agree) in order to permit the satisfaction of the Offer Conditions (without limiting Merger Sub’s obligation to further extend the Offer until the earlier of the Outside Date or termination of the Merger Agreement).

However, Merger Sub is not required to, and without Nimble Storage’s consent may not, extend the Offer beyond the Outside Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Merger Sub has agreed that it will promptly terminate the Offer, and will not purchase any Shares pursuant thereto, upon any valid termination of the Merger Agreement prior to the Acceptance Time.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into Nimble Storage, and the separate corporate existence of Merger Sub will cease, and Nimble Storage will continue as the Surviving Corporation in the Merger. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the Offer Closing without a vote on the adoption of the Merger Agreement by Nimble Storage stockholders.

Subject to the requirements described in “— Directors’ and Officers’ Indemnification and Insurance,” the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time will be the same as the certificate of incorporation and bylaws of Merger Sub immediately prior to the Effective Time, respectively, except that the name of the Surviving Corporation will be “Nimble Storage, Inc.”

The obligations of Nimble Storage, Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	that no governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any temporary restraining order, preliminary or permanent injunction, or any law or other judgment which is then in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting the consummation of the Merger; and

•	Merger Sub must have irrevocably accepted for payment, or caused to be irrevocably accepted for payment, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. In the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares held (i) by Nimble Storage as treasury stock or by Parent or Merger Sub, which Shares will be canceled and will cease to exist, (ii) by any wholly owned subsidiary of Nimble Storage or any wholly owned subsidiary of Parent (other than Merger Sub), which Shares will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages or (iii) by any Nimble Storage stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive the Offer Price (or any greater per Share price paid in the Offer), without interest thereon (the “Merger Consideration”) and less any applicable withholding taxes.

Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid share of common stock of the Surviving Corporation.

The holders of certificates and/or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Nimble Storage Equity Awards. Pursuant to the terms of the Merger Agreement, at the Effective Time:

•	each Nimble Storage stock option that is vested as of immediately prior to the Effective Time (including after giving effect to the acceleration of vesting of 50% of the unvested Nimble Storage stock options held by Nimble Storage’s Chief Executive Officer pursuant to the terms of his employment agreement) will be canceled in exchange for an amount in cash equal to (a) the total number of Shares underlying such option, multiplied by (b) the excess, if any, of the Merger Consideration over the exercise price per Share of such option, without interest and subject to all applicable tax withholding;

•	each other Nimble Storage stock option will be assumed by Parent and converted into a Parent stock option to acquire the number of shares of Parent common stock, par value $0.01 (“Parent Shares”) (rounded down to the nearest whole number of Parent Shares) equal to (a) the number of Shares underlying such option, multiplied by (b) the Equity Award Exchange Ratio (as defined below) at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the (i) the exercise price per Share of such option, divided by the (ii) the Equity Award Exchange Ratio, which Parent stock option will have the same vesting schedule that applied to the Nimble Storage stock option to which such Parent stock option relates;

•	if the exercise price of any Nimble Storage stock option, whether vested or unvested, is equal to or greater than the Merger Consideration, such stock option will be canceled for no consideration;

•	each Nimble Storage restricted stock unit held by any non-employee director of Nimble Storage and 50% of the unvested Nimble Storage restricted stock units held by Nimble Storage’s Chief Executive Officer, in each case, that are then outstanding and unvested, will vest in full and be converted into the right to receive an amount in cash equal to (a) the number of Shares underlying such restricted stock unit, multiplied by (b) the Merger Consideration, without interest and subject to all applicable tax withholdings;

•	each other Nimble Storage restricted stock unit that is then outstanding and unvested will be assumed by Parent and converted into a Parent restricted stock unit with respect to a number of Parent Shares (rounded to the nearest whole number of Parent Shares) equal to (a) the number of Shares underlying such restricted stock unit, multiplied by (b) the Equity Award Exchange Ratio, which Parent restricted stock unit will have the same vesting schedule that applied to the Nimble Storage restricted stock unit to which such Parent restricted stock unit relates;

•	each award of restricted Nimble Storage common stock that is then outstanding and unvested will be assumed by Parent and be converted into an award of restricted cash representing the right to receive, over the same vesting schedule as the restricted stock award, an amount in cash equal to (a) the number of Shares underlying such award, multiplied by (b) the Merger Consideration, without interest and subject to all applicable tax withholdings; and

•	each Nimble Storage restricted stock unit with TSR performance metrics will be deemed earned based on the actual level of achievement of the applicable TSR metrics, determined with the inputs described in the Merger Agreement, measured from the beginning of the three-year performance period through three business days prior to the Effective Time and converted into (a) for the pro rata portion of the earned award, with proration determined based on the time elapsed between the beginning of the three-year performance period and the Effective Time (or, in the case of Nimble Storage’s Chief Executive Officer, 50% of the earned award), the right to receive a cash payment equal to (i) the number of Shares underlying such portion of the award, multiplied by (ii) the Merger Consideration, without interest and subject to all applicable tax withholdings and (b) for the remaining portion of the earned award, a Parent service-based restricted stock unit relating to the number of Parent Shares (rounded to the nearest whole number of shares) equal to (i) the number of Shares underlying such portion of the award, multiplied by (ii) the Equity Award Exchange Ratio, which Parent service-based restricted stock unit will have the same vesting schedule as the Nimble storage restricted stock unit to which such Parent service-based restricted unit relates.

“Equity Award Exchange Ratio” means (i) the Merger Consideration, divided by (ii) the volume weighted average price of Parent Shares over the 10 trading day period ending at the close of trading on the second-to-last trading day prior to the Effective Time, as reported by Bloomberg.

Representations and Warranties.

In the Merger Agreement, Nimble Storage has made representations and warranties to Parent and Merger Sub with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	subsidiaries;

•	capitalization and capital structure;

•	authority in connection with the Merger Agreement and the recommendation of the Nimble Storage Board with respect to the Offer;

•	required consents and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, organizational documents, contracts, laws and governmental authorizations;

•	financial statements and SEC filings;

•	absence of undisclosed liabilities;

•	disclosure controls and procedures, and internal control over financial reporting;

•	absence of certain changes or events;

•	absence of litigation, arbitration and similar proceedings;

•	compliance with laws, permits and regulatory matters, including import and export laws and governmental sanctions;

•	environmental matters;

•	material contracts;

•	labor and employment matters;

•	employee benefit matters;

•	taxes;

•	real property and leases;

•	intellectual property;

•	insurance;

•	transactions with affiliates;

•	compliance with anti-corruption laws;

•	data privacy and security;

•	top customers and suppliers;

•	accuracy of information supplied for the Offer and the Schedule 14D-9;

•	state takeover laws and the absence of a stockholder rights plan;

•	brokers and other advisors;

•	the opinion of Nimble Storage’s financial advisor; and

•	specified matters regarding Rule 14d-10 under the Exchange Act.

Some of the representations and warranties in the Merger Agreement made by Nimble Storage are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to Nimble Storage means any change, circumstance, effect, event or occurrence that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Nimble Storage and its subsidiaries, taken as a whole or (ii) prevents or materially delays the consummation by Nimble Storage of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement on a timely basis. However, any changes, circumstances, effects, events or occurrences that result from, arise out of or attributable to any of the following will not, either alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect” for purposes of the foregoing clause (i):

•	changes in general economic or financial markets or political conditions in the United States or any other country;

•	any outbreak or escalation of hostilities, acts of war (whether or not declared) or terrorism;

•	any hurricane, tornado, tsunami, flood, mudslide, volcano, earthquake, wild fire, epidemic or other natural disaster or force majeure event;

•	any change after March 6, 2017 in applicable law or generally accepted accounting principles in the United States (“GAAP”) (or any authoritative interpretation thereof);

•	general conditions in the industry (or changes in such conditions) in which Nimble Storage operates;

•	conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries, and any widespread general suspension of trading in securities (whether equity, debt, derivative or hybrid securities) on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

•	the failure, in and of itself, of Nimble Storage to meet any internal or published projections, estimates, plans, budgets or forecasts or analyst projections or estimates, in any such case in respect of revenues, earnings or other financial, business or operating metrics, or changes in the market price or trading volume of Shares, or analyst downgrades with respect to the Shares or changes in the credit rating of Nimble Storage (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been or would reasonably be expected to be a “Material Adverse Effect,” if not otherwise excluded by one of the other bullet points of this definition);

•	the execution and delivery of the Merger Agreement or the pendency or consummation of the transactions contemplated thereby (including the identity of Parent), or the public announcement thereof, including any impact on the relationship of Nimble Storage or any of its subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners (subject to specified exceptions);

•	any action taken by Nimble Storage or any of its subsidiaries that is expressly required to be taken by the Merger Agreement, or the failure of Nimble Storage or any of its subsidiaries to take any action expressly prohibited from being taken by the Merger Agreement, or any action taken or not taken by Nimble Storage or any of its subsidiaries at Parent’s express written request;

•	any legal proceedings commenced or threatened against Parent, Merger Sub or Nimble Storage or any of their respective affiliates by any private party relating to, arising out of or involving the Merger Agreement (including any stockholder litigation), the Offer, the Merger or any of the other transactions contemplated thereby or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

•	the availability, cost or conditions applicable to any financing of Parent for the consummation of the transactions contemplated by the Merger Agreement;

except, in the cases of the first, second, fourth, fifth and sixth bullet points set forth above, unless and to the extent that Nimble Storage and its subsidiaries, taken as a whole, are disproportionately adversely affected thereby as compared with other participants in the industry in which Nimble Storage operates.

In the Merger Agreement, Parent and Merger Sub have made representations and warranties to Nimble Storage with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority in connection with the Merger Agreement;

•	required consents and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, organizational documents, contracts, laws and governmental authorizations;

•	available funds to finance the consideration payable in the Offer and the Merger;

•	accuracy of information supplied for the Offer and the Schedule 14D-9;

•	operations and Parent’s ownership of Merger Sub;

•	absence of litigation, arbitration and similar proceedings with respect to the Merger;

•	brokers and other advisors;

•	ownership of securities of Nimble Storage;

•	independent investigation of Nimble Storage; and

•	non-reliance on Nimble Storage estimates, projections, forecasts, forward-looking statements and business plans, and acknowledgment of the absence of other Nimble Storage representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Parent and Merger Sub are qualified as to “materiality” or the ability of Parent or Merger Sub to consummate the Offer or the Merger.

None of the representations and warranties of the parties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement will survive the Effective Time.

Conduct of Business Pending the Merger. Nimble Storage has agreed that, from the date of the Merger Agreement until the Effective Time (or, if earlier, until the termination of the Merger Agreement pursuant to its terms), except as required by law, as expressly provided by the Merger Agreement or as disclosed prior to the execution of the Merger Agreement in Nimble Storage’s confidential disclosure letter, Nimble Storage will and will cause each of its subsidiaries to carry on its business only in the ordinary course of business, comply with applicable law in all material respects, and use commercially reasonable efforts to preserve intact its current business organization and to preserve its relationships and goodwill with customers, suppliers, employees, licensors, licensees, distributors, lessors and others having significant business dealings with Nimble Storage or any of its subsidiaries.

Nimble Storage has further agreed that, from the date of the Merger Agreement until the Effective Time (or, if earlier, until the termination of the Merger Agreement pursuant to its terms), except as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed), as required by law or as disclosed prior to the execution of the Merger Agreement in Nimble Storage’s confidential disclosure letter, Nimble Storage will not, and will not permit any of its subsidiaries to, directly or indirectly, among other things and subject to specified exceptions:

•	declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any securities of Nimble Storage or any of its subsidiaries or set any record date therefor, subject to specified exceptions;

•	split, combine, reclassify or otherwise amend the terms of any securities of Nimble Storage or any of its subsidiaries, or issue or authorize the issuance of any other securities in lieu of or in substitution for securities of Nimble Storage;

•	repurchase, redeem or otherwise acquire any securities of Nimble Storage or any of its subsidiaries or any options, warrants or other rights to acquire any such securities, other than specified exceptions with respect to outstanding Nimble Storage equity awards;

•	issue, deliver or sell any shares of Nimble Storage or any of its subsidiaries, or other voting securities or equity interests, any securities convertible or exchangeable into any such shares, voting securities or equity interests, any options, warrants or other rights to acquire any such shares, voting securities, equity interests or convertible or exchangeable securities, any stock-based performance units, any indebtedness of Nimble Storage or any of its subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Shares or equity interests of any Nimble Storage subsidiary may vote, or any other rights that give any person or entity the right to receive any economic interest of a nature accruing to the holders of Shares, other than, in each case, subject to specified exceptions;

•	mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict the use of any securities, assets, properties or rights (including intellectual property rights) of Nimble Storage or any of its subsidiaries, or otherwise create, assume or suffer to exist any liens thereon, subject to specified exceptions;

•	amend its organizational documents;

•	acquire or agree to acquire from any third person (i) by merging or consolidating with, purchasing an equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any person or business, or (ii) any assets that are otherwise material to Nimble Storage and its subsidiaries, subject to specified exceptions, including for acquisitions of inventory, supplies and raw materials in the ordinary course of business;

•	(i) sell, lease, license, sub-license or otherwise dispose of, or otherwise encumber any of its properties, rights or assets (including intellectual property rights), subject to specified exceptions, including for sales of inventory, licenses of software or sales of professional services in the ordinary course of business consistent with past practice, or (ii) abandon or permit to lapse any of its registered intellectual property rights;

•	adopt or enter into any plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Nimble Storage or any of its subsidiaries;

•	(i) incur, create, assume or otherwise become liable for, any indebtedness owed to any third person, or amend, modify or refinance any such indebtedness, (ii) make any loans, advances or capital contributions to, or investments in, any other person or entity or (iii) redeem, repurchase, prepay, defease, cancel or otherwise acquire any indebtedness, subject, in each of the foregoing cases, to specified exceptions;

•	purchase, or commit to purchase, fixed or other capital assets except as contemplated by and in accordance with a specified fixed asset plan;

•	pay, discharge, settle or satisfy any material claims, liabilities or obligations, subject to specified exceptions, including for payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

•	commence any action, claim, suit or other legal proceeding, or compromise, settle or agree to settle any such action, claim, suit or other legal proceeding made or pending by, or against, Nimble Storage or any of its subsidiaries, subject to specified exceptions;

•	(i) enter into, terminate, cancel, amend in any material respect or modify in any material respect any material contract, subject to specified exceptions, (ii) waive any material term of or any material default under, or release, settle or compromise any material claim against Nimble Storage or any of its subsidiaries or any material liability or material obligation owing to Nimble Storage or any of its subsidiaries under, any material contract, subject to specified exceptions, (iii) enter into any contract that contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the Offer, the Merger, the Support Agreement or the other transactions contemplated by the Merger Agreement or (iv) amend or modify the engagement letter between Nimble Storage and its financial advisor;

•	change its fiscal year or change any of its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable law, or (other than as required by GAAP for any assets that are required to be marked-to-market on a periodic basis) revalue any of its material assets;

•	(i) change any material method of tax accounting or make, change or revoke any material tax election, (ii) file any material amended tax return or claim for tax refund, (iii) settle or compromise any material tax liability or refund, (iv) extend the statutory period of limitations with respect to the assessment or collection of any material tax, (v) change any tax period, (vi) prepare or file any material tax return other than on a basis consistent with past practice (except as otherwise required by a change in applicable tax law), or (vii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law) or any tax allocation, indemnification or sharing agreement (excluding any commercial agreements entered into in the ordinary course of business and not primarily relating to taxes) or request any tax ruling or tax holiday;

•	fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the material assets, operations and activities of Nimble Storage and its subsidiaries as in effect as of the date of the Merger Agreement;

•	enter into any new lease of real property involving payments of more than $200,000 in the aggregate per year, or amend the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $200,000 per year, other than renewals of existing leases in the ordinary course of business;

•	except as required by the terms of any employee benefit plan as in effect on the date of the Merger Agreement or as described in Nimble Storage’s confidential disclosure letter, (i) increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors (except for annual merit increases in base salary of employees who are not officers in the ordinary course of business consistent with past practice by no more than 10% per individual and not to exceed 4% in the aggregate), (ii) grant to any of its directors, officers, employees or individual independent contractors any increase in severance or termination pay, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation, (iv) enter into any employment, consulting, severance, retention or termination agreement (including offer letters) with any of its directors, officers, employees or individual independent contractors, subject to specified exceptions, (v) establish, adopt, enter into, amend or terminate any labor agreement, or any employee benefit plan, (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, officers, employees or individual independent contractors, (vii) terminate the employment of any Nimble Storage executive officer, other than for cause, (viii) hire any employee having an annual base salary in excess of $200,000, or (ix) engage any individual independent contractor, except pursuant to a consulting agreement that provides for annual consulting fees of less than $200,000 and is terminable on a notice period of 30 days or less; or

•	authorize any of, or commit or agree to take any of, the foregoing actions.

No Solicitation. Until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, Nimble Storage has agreed not to, has agreed to cause its subsidiaries and the officers and directors of Nimble Storage and its subsidiaries not to, and has agreed to use reasonable best efforts to cause its other representatives not to, directly or indirectly:

•	solicit, initiate, endorse, knowingly facilitate or knowingly encourage the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal (as defined below);

•	provide any nonpublic information concerning Nimble Storage or any of its subsidiaries to any person, entity or group in connection with any Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Takeover Proposal, or engage in any discussions or negotiations with respect to any Takeover Proposal (other than solely to inform any relevant third party of the non-solicitation restrictions in the Merger Agreement);

•	approve, support, adopt, endorse or recommend any Takeover Proposal;

•	take any action to make the provisions of any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover law inapplicable to any person or entity other than Parent and its affiliates or to any transactions constituting or contemplated by a Takeover Proposal;

•	otherwise cooperate with or assist or participate in, or knowingly facilitate, any such inquiries, proposals, offers, discussions or negotiations; or

•	resolve or agree to do any of the foregoing.

Upon the execution of the Merger Agreement, Nimble Storage also agreed, and agreed to cause its subsidiaries and its and their respective officers and directors to, and agreed to use reasonable best efforts to cause its and their respective other representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person, entity or group (as defined in Rule 13d-3 under the Exchange Act) that may be ongoing with respect to any Takeover Proposal or potential Takeover Proposal.

For purposes of the Merger Agreement, “Takeover Proposal” means any inquiry, proposal or offer from any person, entity or group providing for any of the following:

•	any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (i) assets representing 20% or more of the aggregate fair market value of the consolidated assets (including intellectual property rights) of Nimble Storage and its subsidiaries, taken as a whole (but excluding, for the avoidance of doubt, any license of intellectual property rights entered into in the ordinary course of business), or (ii) Shares or other securities of Nimble Storage or any of its subsidiaries that, together with any other Shares or any other such securities beneficially owned by such person, entity or group, would represent 20% or more of the outstanding Shares or other securities Nimble Storage or any of its subsidiaries;

•	any tender offer or exchange offer that, if consummated, would result in any person, entity or group owning, directly or indirectly, 20% or more of the outstanding Shares or other securities of Nimble Storage or any of its subsidiaries;

•	any merger, consolidation, business combination, share exchange or similar transaction involving Nimble Storage or any of its subsidiaries pursuant to which any person, entity or group (or the shareholders of any person or entity) would own, directly or indirectly, 20% or more of the aggregate voting power of Nimble Storage or of the surviving entity in a merger or the resulting direct or indirect parent of Nimble Storage or such surviving entity or 20% or more of the aggregate fair market value of the consolidated assets (including intellectual property rights) of Nimble Storage and its subsidiaries, taken as a whole; or

•	any reorganization, recapitalization, extraordinary dividend, liquidation, dissolution or any other similar transaction involving Nimble Storage or any of its material operating subsidiaries whose business represents 20% or more of the consolidated net revenues, net income or assets of Nimble Storage and its subsidiaries, taken as a whole, for the 12-month period ending on January 31, 2017.

Notwithstanding the foregoing, the transactions contemplated by the Merger Agreement and any proposal or offer by Parent or any of its subsidiaries are deemed to be excluded from the definition of “Takeover Proposal.”

For purposes of the Merger Agreement, “Superior Proposal” means any bona fide, written Takeover Proposal received after the date of the Merger Agreement that was not solicited or negotiated in material breach of the restrictions described above and that if consummated would result in a person, entity or group owning, directly or indirectly, (i) more than 50% of the outstanding Shares or (ii) more than 50% of the aggregate fair market value of the consolidated assets of Nimble Storage and its subsidiaries, taken as a whole, in each case, which the Nimble Storage Board determines in good faith (after consultation with its financial advisor and outside legal counsel) to be more favorable to Nimble Storage’s stockholders from a financial point of view than the Offer and the Merger, in each case, taking into account all the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent pursuant to the notice and negotiation provisions described below) that the Nimble Storage Board determines to be relevant and which the Nimble Storage Board determines to be reasonably capable of being completed in accordance with its terms (including, in the case of a cash transaction (in whole or in part), the Nimble Storage Board determining that financing is then fully committed or reasonably determined to be available), taking into account all financial, legal, regulatory and other aspects of such Takeover Proposal that the Nimble Storage Board determines to be relevant.

Notwithstanding the restrictions described above, if at any time prior to the Acceptance Time, (i) Nimble Storage has received a bona fide written Takeover Proposal from a third party that did not result from a material breach of the restrictions described above, and (ii) the Nimble Storage Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal and that the failure to take such action described in the foregoing clause (i) or (ii) would reasonably be expected to be inconsistent with the Nimble Storage Board’s fiduciary duties under applicable law, then Nimble Storage may:

•	furnish information with respect to Nimble Storage and its subsidiaries to the person or entity making such Takeover Proposal (but only pursuant to a confidentiality agreement with terms no less favorable to Nimble Storage in any respect than those contained in the confidentiality agreement between Nimble Storage and Parent), so long as Nimble Storage substantially concurrently provides to Parent any nonpublic information that is provided to any person or entity that was not previously provided to Parent); and/or

•	engage in discussions or negotiations with the person or entity making such Takeover Proposal regarding such Takeover Proposal.

Prior to or concurrently with taking any action described in either of the preceding two bullet points, Nimble Storage must provide written notice to Parent of the determination of the Nimble Storage Board to authorize such action.

Nimble Storage must promptly (and, in any event, within one business day) notify Parent in the event that Nimble Storage, any of its subsidiaries or any of their respective representatives receives any Takeover Proposal, or any initial request for nonpublic information concerning Nimble Storage or any of its subsidiaries related to, or from any person, entity or group in connection with, any Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Takeover Proposal, or any initial request for discussions or negotiations related to any Takeover Proposal (and any material changes related to any of the foregoing). In connection with any such notice, Nimble Storage must also provide to Parent the identity of the person, entity or group making such Takeover Proposal or request and the material terms and conditions thereof (including, if available, copies of any written requests, proposals or offers, including proposed agreements, and written summaries of the material terms of any oral requests, proposals or offers) and the nature of such request. Thereafter, Nimble Storage must keep Parent reasonably informed on a reasonably timely basis of the status and material details of discussions with respect thereto, including any material changes to the terms thereof. In addition, Nimble Storage must promptly (and in any event within one business day) notify Parent if it determines to begin providing information or to begin engaging in discussions or negotiations concerning a Takeover Proposal pursuant to provisions described above, and may in no event begin providing such information or begin engaging in such discussions or negotiations prior to providing such notice. Nimble Storage must also provide Parent with at least one business day’s prior notice (or such shorter notice as may be provided to the Nimble Storage Board) of each meeting of the Nimble Storage Board at which the Nimble Storage Board is reasonably expected to consider any Takeover Proposal.

Change of the Nimble Storage Board Recommendation. As described above, and subject to the provisions described below, the Nimble Storage Board has resolved to recommend that Nimble Storage stockholders accept the Offer and tender all of their Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “Nimble Storage Board recommendation.” The Nimble Storage Board has also agreed to include the Nimble Storage Board recommendation in the Schedule 14D-9 and to permit Parent to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.

Except as described below, neither the Nimble Storage Board nor any committee of the Nimble Storage Board may:

•	withdraw or rescind (or modify or qualify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw or rescind (or modify or qualify in a manner adverse to Parent or Merger Sub), the Nimble Storage Board recommendation;

•	approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal;

•	cause or permit Nimble Storage or any of its subsidiaries to execute or enter into any confidentiality agreement, exclusivity agreement, license agreement, letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar contract related to any Takeover Proposal, other than a confidentiality agreement with terms no less favorable to Nimble Storage in any respect than those contained in the confidentiality agreement between Nimble Storage and Parent;

•	publicly propose or publicly announce an intention to take any of the foregoing actions;

•	following the date any Takeover Proposal or any material modification thereto is first made public or sent or given to Nimble Storage stockholders, fail to issue a press release that expressly reaffirms the Nimble Storage Board recommendation in favor of the Offer within five business days following Parent’s written request to do so (which request may only be made once with respect to any such Takeover Proposal and each material modification thereto); or

•	fail to include the Nimble Storage Board recommendation in the Schedule 14D-9 or any amendment thereto when disseminated to Nimble Storage stockholders.

Any action described in the foregoing six bullet points (other than the third bullet point, or the fourth bullet point as it applies to the third bullet point) is referred to as an “Adverse Recommendation Change.”

However, at any time prior to the Acceptance Time, the Nimble Storage Board may, subject to compliance in all material respects with the provisions described above under “—No Solicitation” and in this “—Change of the Nimble Storage Board Recommendation” section, (i) terminate the Merger Agreement in order to enter into an agreement providing for a Superior Proposal or (ii) effect an Adverse Recommendation Change in response to an Intervening Event (as defined below), but only so long as:

•	the Nimble Storage Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•	in the case of a termination of the Merger Agreement in order to enter into an agreement providing for a Superior Proposal, the Nimble Storage Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the applicable Takeover Proposal constitutes a Superior Proposal and Nimble Storage terminates the Merger Agreement pursuant to its terms;

•	Nimble Storage has provided prior written notice to Parent and Merger Sub, at least four business days in advance, that it will take the applicable action referred to in clause (i) or (ii) above, and specifying in reasonable detail the reasons therefor (which we refer to as a “Notice of Intended Recommendation Change”);

•	if Nimble Storage is proposing to terminate the Merger Agreement in order to enter into an agreement providing for a Superior Proposal, and if requested by Parent, after providing any such Notice of Intended Recommendation Change, Nimble Storage negotiates, and instructs its representatives to negotiate, with Parent and Merger Sub in good faith during any such four business day period (with any material amendment to the terms of any such Superior Proposal requiring a new Notice of Intended Recommendation Change and compliance with the other requirements of this bullet point anew, except that references herein to a four business day period will be deemed to refer to a two business day period) regarding any written and binding proposal by Parent to amend the terms and conditions of the Merger Agreement and the other agreements contemplated thereby and at the end of such four business day period (or two business day period, in the case of a material amendment) the Nimble Storage Board again makes the determinations described in the first two bullet points above with respect to such Superior Proposal; and

•	if Nimble Storage proposes to effect an Adverse Recommendation Change in response to an Intervening Event (as defined below), (a) such Adverse Recommendation Change is being made as a result of an event, fact, development or occurrence that materially affects the business, assets or operations of Nimble Storage and that was not known or reasonably foreseeable by the Nimble Storage Board as of the date of the Merger Agreement and becomes known to the Nimble Storage Board after the date of the Merger Agreement and prior to the Acceptance Time (such event, fact, development or occurrence being referred to as an “Intervening Event”), except that none of the following will constitute or be deemed to be an Intervening Event: (1) any event, fact, development or circumstance resulting from any breach of the Merger Agreement by Nimble Storage, (2) the receipt, existence or terms of any Takeover Proposal or any matter relating thereto or any consequences thereof, (3) the fact, in and of itself, that Nimble Storage exceeds any internal or published projections or (4) changes, in and of themselves, in the price of Shares; and (b) during any such four business day period, if requested by Parent, Nimble Storage engages in good faith negotiations with Parent regarding any written and binding proposal by Parent to amend the terms and conditions of the Merger Agreement and the other agreements contemplated thereby and at the end of such four business day period the Nimble Storage Board again makes the determinations described in the first two bullet points above with respect to such Intervening Event.

None of the provisions described above under “— No Solicitation” or in this “— Change of the Nimble Storage Board Recommendation” section will prohibit Nimble Storage from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act. In addition, nothing in the Merger Agreement will prohibit Nimble Storage or the Nimble Storage Board from making the following communications, and no such statements will be deemed, in and of themselves, to constitute an Adverse Recommendation Change: (i) a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (ii) an express rejection of any applicable Takeover Proposal, (iii) an express reaffirmation of the Nimble Storage Board recommendation or (iv) a factually accurate public statement that describes Nimble Storage’s receipt and review of a Takeover Proposal, the terms thereof and the identity of the person or entity making such Takeover Proposal, and the operation of the Merger Agreement with respect thereto. Nothing in the Merger Agreement will prohibit Nimble Storage or the Nimble Storage Board from making any other statement to Nimble Storage stockholders that the Nimble Storage Board, after consultation with its outside legal counsel, has determined in good faith is required by applicable law, but nothing in this sentence will permit the Nimble Storage Board to make any Adverse Recommendation Change except to the extent expressly permitted by, and in accordance with, the provisions described above in this “— Change of the Nimble Storage Board Recommendation” section.

Access to Information. Until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, Nimble Storage has agreed to afford to Parent, Merger Sub and their respective directors, officers, employees, attorneys, accountants and other advisors or representatives reasonable access during normal business hours, upon reasonable prior notice, to Nimble Storage’s properties, books and records, and members of management or other key employees as Parent may reasonably request, subject to customary exceptions and limitations.

Reasonable Best Efforts. Each of Nimble Storage, Parent and Merger Sub has agreed to use their respective reasonable best efforts to consummate, as promptly as reasonably practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Each of Nimble Storage, Parent and Merger Sub has agreed to make appropriate filings with respect to the Offer and the Merger (as applicable) under the HSR Act and under the competition, merger control, antitrust or similar laws or regulations of Germany or Austria, in each case, by March 20, 2017 (all of which have already been filed prior to the date hereof), and to supply as promptly as reasonably practicable any additional information that may be requested pursuant to the HSR Act or any such laws or regulations of Germany or Austria. However, nothing in the Merger Agreement will require Parent, Nimble Storage or any of their respective subsidiaries or other affiliates, in order to obtain any required approval from any governmental authority or any third party, to (i) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other encumberment, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, Nimble Storage or the Surviving Corporation (or any of their respective subsidiaries or other affiliates), or (ii) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, Nimble Storage or the Surviving Corporation (or any of their respective subsidiaries or other affiliates) if taking any such action described in the foregoing clause (i) or (ii) would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on Parent, Nimble Storage or any of their respective subsidiaries. For the purposes of the preceding sentence, a “material adverse effect” will be measured relative to the size of Nimble Storage and its subsidiaries, taken as a whole, regardless of whether such actions are imposed on, or affect Parent, Nimble Storage or any of their respective subsidiaries.

Employee Matters. For a period of one year following the Effective Time, Parent has agreed to provide to each continuing employee of Nimble Storage, for so long as such employee remains employed by Parent or any of its subsidiaries during such period, (i) base salary (for the avoidance of doubt, excluding any supplemental pay) that is at least equal to that provided to such employee immediately prior to the Effective Time, (ii) cash incentive compensation opportunities (including with respect to individual target bonus levels) that are no less favorable than those provided to similarly situated employees of Parent and its subsidiaries (other than Nimble Storage and its subsidiaries), (iii) other employee benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Parent and its subsidiaries (other than Nimble Storage and its subsidiaries), and (iv) subject to Parent’s obligations with respect to Nimble Storage benefit plans and agreements providing for severance or other termination pay and/or benefits as described below, upon a termination without cause of such employee, severance benefits that are no less favorable than those provided to similarly situated employees of Parent and its subsidiaries (other than Nimble Storage and its subsidiaries).

Each continuing Nimble Storage employee will be given credit for all service with Nimble Storage and its subsidiaries and their respective predecessors for purposes of eligibility for vacation and service recognition awards under the employee benefit plans of Parent, the Surviving Corporation, or any of their subsidiaries in which such employee becomes a participant, and eligibility under the Family and Medical Leave Act, except that such service credit will not apply to the extent that its application would result in a duplication of benefits.

In addition, with respect to each health and welfare benefit plan maintained by Parent or the Surviving Corporation for the benefit of continuing Nimble Storage employees, Parent has agreed to use commercially reasonable efforts to cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees (and their eligible dependents) under such plan to the extent that such conditions, exclusions or waiting periods were waived or satisfied under the comparable health or welfare benefit plans of Nimble Storage immediately prior to the Effective Time, and (ii) each such employee (or his or her eligible dependents) to be given credit under such plan for all amounts paid by such employee (or his or her eligible dependents) under any similar Nimble Storage benefit plan for the plan year that includes the Effective Time for purposes of satisfying any applicable deductible or out-of-pocket requirements under such plan maintained by Parent or the Surviving Corporation, as applicable, for the plan year in which the Effective Time occurs.

Nimble Storage has agreed that, if requested by Parent not less than 10 business days before the anticipated Effective Time, the Nimble Storage Board (or the appropriate committee thereof) will adopt resolutions and take such corporate action as is necessary to terminate Nimble Storage’s 401(k) plans, effective as of the day prior to the day on which the Effective Time occurs. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the Internal Revenue Service on the termination of the Nimble Storage 401(k) plans, the assets of the plans will be distributed to the participants, and Parent will, to the extent permitted by Parent’s applicable 401(k) plan, permit the continuing Nimble Storage employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans to participants) to Parent’s 401(k) plan, in the form of cash (or in the case of loans, notes), in an amount equal to the full account balance distributed to such employee from the Nimble Storage 401(k) plans.

Parent has agreed that, at the Effective Time, Parent will assume, perform and discharge in accordance with their applicable terms (including any applicable rights to amend or terminate any such arrangements) all obligations of Nimble Storage and/or its subsidiaries under the Nimble Storage stock plans and each benefit plan or agreement providing for acceleration of vesting of Nimble Storage equity awards or severance or other termination pay and/or benefits.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and exculpation rights with respect to liabilities for acts or omissions occurring at or prior to the Effective Time, as well as related advancement of expenses and insurance rights, in favor of the current and former directors and officers of Nimble Storage and its subsidiaries, who we refer to collectively as the “indemnitees.” Specifically, Parent and the Surviving Corporation have agreed to indemnify and advance expenses to the indemnitees to the fullest extent permitted by applicable law with respect to any action, claim, suit or other legal proceeding based in whole or in part on, or arising in whole or in part out of, the fact that the indemnitee is or was a director or officer of Nimble Storage or any of its subsidiaries. For a period of six years after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation must contain provisions no less favorable with respect to indemnification, exculpation, limitation of liabilities and advancement of expenses with respect to present and former directors and officers of Nimble Storage and its subsidiaries in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time than those set forth in the certificate of incorporation and bylaws of Nimble Storage as of the date of the Merger Agreement.

For a period of six years from the Effective Time, Parent must maintain in effect Nimble Storage’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each indemnitee on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policies in effect on the date of the Merger Agreement, so long as the aggregate annual premium for such insurance policies does not exceed 300% of the annual premium paid by Nimble Storage for coverage for its 2017 fiscal year (the “Maximum Premium”), and if the annual premiums of such insurance exceed the Maximum Premium, then if and to the extent available commercially, Parent or the Surviving Corporation must obtain a policy with the greatest coverage available for a cost not exceeding such amount. However, in lieu of maintaining the foregoing insurance after the Effective Time, Nimble Storage (prior to the date on which the Effective Time occurs) may (after reasonable consultation with Parent), or at Parent’s written request prior to the such date, Nimble Storage will, or Parent or the Surviving Corporation upon the Effective Time may, obtain a prepaid (or “tail”) directors’ and officers’ liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each person who was covered by such policies on the date of the Merger Agreement on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of the Merger Agreement, so long as the maximum premium for such tail insurance policy does not exceed the Maximum Premium.

Security Holder Litigation. In the event that any action, claim, suit or other legal proceeding is commenced or threatened against Parent, Merger Sub, Nimble Storage or any of their respective affiliates by any private party relating to, arising out of or involving the Merger Agreement (including any stockholder litigation), the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, Parent and Nimble Storage have agreed to keep each other reasonably informed with respect thereto.

Nimble Storage must promptly advise Parent and must cooperate fully with Parent (and must use reasonable best efforts to cause its representatives to cooperate fully with Parent) in connection with, and must consult with and permit Parent and its representatives to participate in, the defense, negotiations or settlement of any such legal proceedings, and Nimble Storage must give due consideration to Parent’s advice with respect thereto. Nimble Storage may not, and must not permit any of its subsidiaries nor any of its or their representatives to, compromise, settle, come to a settlement arrangement regarding any such legal proceeding or consent thereto unless in each case Parent has consented thereto in advance in writing (such consent not to be unreasonably withheld, delayed or conditioned).

Termination. The Merger Agreement may be terminated and abandoned under any of the following circumstances:

•	by mutual written consent of Parent and Nimble Storage;

•	by either Parent or Nimble Storage, at any time prior to the Acceptance Time and on or after 11:59 p.m., New York City time on September 6, 2017, except that if all Offer Conditions other than the Regulatory Condition or the Governmental Restraint Condition (or any other Offer Condition that by its nature cannot be satisfied until the Expiration Date) have been satisfied or waived as of September 6, 2017, then, at the election of Parent or Nimble Storage, the Outside Date may be extended to December 6, 2017 (provided that the right to terminate pursuant to this provision will not be available to any party whose breach of the Merger Agreement was a principal cause of or resulted in the Offer not being consummated by such date). We refer to any termination of the Merger Agreement pursuant to this provision as an “Outside Date Termination”;

•	by either Parent or Nimble Storage if, prior to the Acceptance Time, there is a restraining order, preliminary or permanent injunction, or any law or other judgment enacted, issued, promulgated, enforced or entered by any governmental authority of competent jurisdiction, which has the effect of enjoining, restraining or otherwise preventing or prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the consummation of the Merger, and such governmental restraint has become final and nonappealable (except that the right to terminate pursuant to this provision will not be available (i) to any party unless such party has complied with specified obligations to prevent, oppose or remove such governmental restraint or (ii) to any party whose breach of the Merger Agreement was a principal cause of or resulted in such governmental restraint);

•	by Parent, at any time prior to the Acceptance Time, if (i) there has been a breach of or inaccuracy in any of Nimble Storage’s representations or warranties set forth in the Merger Agreement or Nimble Storage has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (a) would give rise to the failure of the Representations Condition or the Covenants Condition to be satisfied and (b) is not capable of being cured prior to the Outside Date or is not cured within 20 business days following Parent’s delivery of written notice to Nimble Storage of such breach (provided that Parent will not have the right to terminate pursuant to this provision if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that Nimble Storage has the right to terminate the Merger Agreement pursuant to the next bullet point) (any termination of the Merger Agreement pursuant to this clause (i), a “Breach Termination”); or (ii) a Material Adverse Effect has occurred and such Material Adverse Effect is either not capable of being cured prior to September 6, 2017 or is not cured within 20 business days following Parent’s delivery of written notice to Nimble Storage of such occurrence;

•

by Nimble Storage, at any time prior to the Acceptance Time, if there has been a breach or inaccuracy in any of Parent’s or Merger Sub’s representations or warranties set forth in the Merger Agreement or Parent or Merger Sub has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) has or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation by Parent or Merger

Sub of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement on a timely basis, and (ii) is not capable of being cured prior to the Outside Date or is not cured within 20 business days following Nimble Storage’s delivery of written notice to Parent of such breach (provided that Nimble Storage will not have the right to terminate pursuant to this provision if Nimble Storage is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that Parent has the right to terminate the Merger Agreement pursuant to clause (i) of the immediately prior bullet point);

•	by Parent, at any time prior to the Acceptance Time, if any of the following has occurred: (i) an Adverse Recommendation Change or (ii) a tender or exchange offer relating to Nimble Storage securities (other than the Offer) has been commenced (other than by Parent or its affiliate) and the Nimble Storage Board has recommended that Nimble Storage stockholders tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender or exchange offer, the Nimble Storage Board has failed to recommend against acceptance of such offer. We refer to any termination of the Merger Agreement pursuant to this provision as a “Change in Recommendation Termination”;

•	by Nimble Storage, in accordance with the provisions described above under “— Change of the Nimble Storage Board Recommendation,” in order to enter into an agreement providing for a Superior Proposal immediately following or concurrently with such termination, so long as Nimble Storage pays the Termination Fee (as defined below) concurrently with such termination. We refer to any termination of the Merger Agreement pursuant to this provision as a “Superior Proposal Termination”; or

•	by Nimble Storage (i) if Merger Sub has failed to commence the Offer by March 20, 2017 (so long as Nimble Storage is not then in material breach of specified obligations with respect to its provision of information for use in the Offer) or (ii) if Parent has failed to irrevocably accept for purchase all Shares validly tendered and not validly withdrawn within three business days of the expiration of the Offer and as such expiration, all of the Offer Conditions have been satisfied or waived.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and have no further force or effect, without any liability or obligation on the part of Parent, Merger Sub or Nimble Storage (or any stockholder, director, officer, employee, advisor or representative of any party), except that (i) certain specified provisions of the Merger Agreement, as well as the confidentiality agreement between Parent and Nimble Storage, will survive such termination, including the provision described in “— Nimble Storage Termination Fee” below, and (ii) no such termination will relieve any party from liability for fraud or any willful breach of the Merger Agreement.

Nimble Storage Termination Fee. Nimble Storage has agreed to pay Parent a termination fee of $40,800,000 in cash (the “Termination Fee”) if:

•	the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination;

•	the Merger Agreement is terminated by Nimble Storage pursuant to a Superior Proposal Termination; or

•

(i) after the date of the Merger Agreement, a Takeover Proposal has become publicly known and not irrevocably withdrawn at least two business days prior to the earliest of the date of the termination of the Merger Agreement, the Outside Date and the then-scheduled Expiration Date, (ii) thereafter, the Merger Agreement is terminated (a) by Parent or Nimble Storage pursuant to an Outside Date Termination (and at the then-scheduled Expiration Date of the Offer as of immediately prior to such termination, all Offer Conditions are satisfied (other than the Minimum Condition, any Offer Condition the failure of which to be satisfied was principally caused or resulted from the Nimble Storage’s breach of the Merger Agreement, and those Offer Conditions that by their terms are to be satisfied at the Offer Closing, so long as such conditions are capable of being satisfied at such time) or (b) by Parent pursuant to a Breach Termination arising from a breach of Nimble Storage’s covenants or agreements set forth in the Merger Agreement, and (iii) within 12 months of such termination, Nimble Storage or any of its subsidiaries enters into a definitive agreement that provides for any Takeover Proposal, or any Takeover Proposal (regardless of when made) is consummated. Solely for purposes of this provision, all references to “20%” in the definition of “Takeover Proposal” are deemed to be references to “50%.”

In no event will Nimble Storage be required to pay the Termination Fee on more than one occasion. Upon the termination of the Merger Agreement under circumstances in which the Termination Fee is payable and Nimble Storage pays the Termination Fee in full to Parent (or a person designated by Parent), such Termination Fee will be deemed to be liquidated damages, and not a penalty, payable to Parent and, except in the case of fraud or any willful breach of the Merger Agreement, receipt of the Termination Fee will constitute the sole and exclusive remedy of Parent, Merger Sub and their respective affiliates for any and all losses or damages suffered or incurred by Parent, Merger Sub or any of its affiliates in connection with the Merger Agreement and the transactions contemplated thereby. Neither Parent, Merger Sub nor any of their respective affiliates will be entitled to seek any other remedy, at law or in equity or otherwise, including bringing or maintaining any action, claim, suit or other legal proceeding against, or seeking recovery, judgment or damages of any kind from, Nimble Storage or any of its subsidiaries (or any of the former, current and future holders of any equity interests (other than pursuant to and in accordance with the Support Agreement), controlling persons, directors, officers, employees, affiliates, representatives and assignees of each of Nimble Storage and its subsidiaries), arising out of the Merger Agreement or any of the transactions contemplated thereby.

Specific Performance. Parent, Merger Sub and Nimble Storage have agreed that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that any provision of the Merger Agreement (including failing to take such actions as are required of it thereunder to consummate the Offer, the Merger or the transactions contemplated thereby) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the parties have agreed that, prior to the termination of the Merger Agreement pursuant to its terms, each party will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled under the terms of the Merger Agreement at law or in equity.

Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Governing Law. The Merger Agreement and any action, claim, suit or other legal proceeding that may directly or indirectly be based upon, relate to or arise out of the Merger Agreement or any transaction contemplated thereby, or the negotiation, execution or performance thereof, will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any laws that might result in the application of the law of another jurisdiction.

Support Agreement

In connection with entering into the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement, dated as of March 6, 2017 with Suresh Vasudevan, Umesh Maheshwari, Varun Mehta and certain funds affiliated with Sequoia Capital, as well certain family investment vehicles affiliated with Messrs. Maheshwari and Mehta (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together own approximately 20% of the outstanding Shares as of March 10, 2017.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Shares (including any and all Shares acquired by such Supporting Stockholder upon the exercise of options to purchase Shares or otherwise, in each case, after the date of the Support Agreement and prior to the termination thereof) beneficially owned by such Supporting Stockholder. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreement is in effect, at any meeting of Nimble Storage stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	against any action or agreement that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation of Nimble Storage contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or (b) result in any of the Offer Conditions not being satisfied on or before the Outside Date;

•	against any change in the membership of the Nimble Storage Board; and

•	against any Takeover Proposal and against any other action, agreement or transaction involving Nimble Storage that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone or prevent the consummation of the Offer or the Merger.

Each Supporting Stockholder also granted Parent an irrevocable proxy with respect to the foregoing, subject to the terms and conditions of the Support Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares (and any outstanding options to purchase Shares, restricted stock units or restricted stock awards), including, subject to certain exceptions, restrictions on transfer, and agreed to comply with specified non-solicitation provisions with respect to any Takeover Proposal.

The Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Acceptance Time, (c) the mutual written consent of Parent and such Supporting Stockholder and (d) any amendment to the Offer or the Merger Agreement, or waiver of Nimble Storage’s rights under the Merger Agreement, that, in each case, results in a decrease of the Offer Price or the Merger Consideration, a change in the form of consideration payable in connection with the Offer or the Merger or a change in the treatment of such Supporting Stockholder’s options to purchase Shares, restricted stock units or restricted stock awards pursuant to the Merger Agreement (unless such Stockholder consents in writing in advance to such amendment or waiver).

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (d)(2) of the Schedule TO of which this Offer to Purchase forms a part.

Mutual Nondisclosure Agreement

On November 17, 2016, Parent and Nimble Storage entered into a mutual nondisclosure agreement (the “NDA”), pursuant to which each party agreed, on behalf of itself and its affiliates, and subject to certain exceptions, to keep confidential nonpublic information about the other party and its affiliates in connection with the consideration of a possible strategic transaction involving Parent and Nimble Storage. This summary and description does not purport to be complete and is qualified in its entirety by reference to the full text of the NDA, which is filed as Exhibit (e)(3) to the Schedule 14D-9 and is incorporated by reference herein.

Letter of Intent

On February 4, 2017, Nimble Storage and Parent entered into a Letter of Intent (the “Letter of Intent”), which provided for, among other things, (1) a non-binding preliminary purchase price indication by Parent in respect of Nimble Storage equivalent to the Offer Price, (2) an agreement by Nimble Storage to negotiate exclusively with Parent regarding a potential business combination until March 5, 2017, terminable by Parent at its discretion and (3) an agreement to keep confidential (i) the existence and terms of the Letter of Intent and (ii) the fact that Nimble Storage and Parent were conducting negotiations pursuant to the Letter of Intent. On March 3, 2017, Nimble Storage and Parent entered into a letter agreement that amended the Letter of Intent by extending the exclusivity period from March 5, 2017 to March 7, 2017.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter of Intent and the amendment extending exclusivity, which are filed as Exhibits (e)(4) and (e)(5) to the Schedule 14D-9, respectively, and are incorporated by reference herein.

12.	Purpose of the Offer; Plans for Nimble Storage.

Purpose of the Offer. The purpose of the Offer is for Merger Sub to acquire control of, and the entire equity interest in, Nimble Storage. The Offer, as the first step in the acquisition of Nimble Storage, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Merger Sub intends to consummate the Merger as soon as practicable thereafter.

If you tender your Shares in the Offer and we accept such Shares for payment and consummate the Offer, you will cease to have any equity interest in Nimble Storage or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Nimble Storage. Similarly, after our acceptance for payment of any Shares you tender in the Offer or upon the conversion of your Shares into the right to receive the Merger Consideration in the subsequent Merger, you will not bear the risk of any decrease in the value of Nimble Storage.

Merger without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Nimble Storage before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger in accordance with Section 251(h) of the DGCL without a vote of Nimble Storage stockholders.

Plans for Nimble Storage. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Nimble Storage and the Nimble Storage Board shortly thereafter. Parent and Merger Sub are conducting a detailed review of Nimble Storage and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Merger Sub will continue to evaluate the business and operations of Nimble Storage during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Nimble Storage’s business, operations, capitalization and management with a view to optimizing development of Nimble Storage’s potential in conjunction with Nimble Storage’s and Parent’s existing businesses. We expect that all aspects of Nimble Storage’s business will be fully integrated into Parent. However, plans may change based on further analysis, including changes in Nimble Storage’s business, corporate structure, charter, bylaws, capitalization and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for Nimble Storage,” and Section 13 — “Certain Effects of the Offer,” Parent and Merger Sub have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Nimble Storage (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Nimble Storage, (iii) any material change in Nimble Storage’s capitalization or dividend policy, (iv) any other material change in Nimble Storage’s corporate structure or business, (v) changes to the management of Nimble Storage, (vi) a class of securities of Nimble Storage being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Nimble Storage being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

It is possible that certain members of Nimble Storage’s current management team will enter into new employment arrangements with Parent or the Surviving Corporation after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the completion of the Merger, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Pursuant to the Merger Agreement, the initial board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation will consist of the officers of Nimble Storage immediately prior to the Effective Time.

Subject to the requirements described in “—Directors’ and Officers’ Indemnification and Insurance,” the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time will be the same as the certificate of incorporation and bylaws of Merger Sub immediately prior to the Effective Time, respectively, except that the name of the Surviving Corporation will be “Nimble Storage, Inc.”

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Merger Sub intends to consummate the Merger as soon as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on the New York Stock Exchange. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on the New York Stock Exchange because the only stockholder will be Parent. The New York Stock Exchange requires, among other things, that any listed shares of common stock have at least 400 total stockholders. As promptly as practicable following the consummation of the Merger, we intend and will cause Nimble Storage to delist the Shares from the New York Stock Exchange.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Nimble Storage to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Nimble Storage to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Nimble Storage, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Nimble Storage and persons holding “restricted securities” of Nimble Storage to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Nimble Storage to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Nimble Storage will not declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any Nimble Storage securities (including the Shares) or set any record date therefor.

15.	Conditions of the Offer.

Notwithstanding any other provision of the Offer or the Merger Agreement, and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, Merger Sub will not be required to, and Parent will not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of, or, subject to the restrictions referred to above, the payment for, any Shares tendered, if:

(a)	there shall not have been validly tendered (and not validly withdrawn) immediately prior to the expiration of the Offer a number of Shares that, when added to the number of Shares (if any) then owned by Parent or Merger Sub, equals at least one Share more than half of all Shares then outstanding (the “Minimum Condition”);

(b)	immediately prior to the expiration of the Offer (as it may be extended in accordance with the Merger Agreement), any applicable waiting period (and any extensions thereof) and any approvals, clearances or other governmental authorizations applicable to the Offer or the consummation of the Merger under the HSR Act or any competition, merger control, antitrust or similar laws or regulations of Germany or Austria, in each case, have not expired, or otherwise been terminated or obtained, as applicable (the “Regulatory Condition”); or

(c)	any of the following conditions has occurred and is continuing as of the expiration of the Offer:

(i)	there is a temporary restraining order, preliminary or permanent injunction, or any law or other judgment enacted, issued, promulgated, enforced or entered by any governmental authority of competent jurisdiction, which has the effect of enjoining, restraining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer (the “Governmental Restraint Condition”);

(ii)

(A) any of the specified representations and warranties of Nimble Storage with respect to its organization and good standing, certain corporate authorizations, Section 203 of the DGCL and other anti-takeover laws and the absence of a stockholder rights plan, the absence of undeclared investment bank, brokerage or similar fees in connection with the Offer or the Merger, or the opinion of its financial advisor shall not be true and correct in all respects as of the date of the Merger Agreement and as of the expiration of the Offer as though made as of the expiration of the Offer (except, in each case, to the extent any such representations and warranties are made as of a specific date, in which case such representations and warranties shall not be true and correct in all respects as of such specific date only); (B) any of the specified representations and warranties of Nimble Storage with respect to certain matters related to Rule 14d-10 under the Exchange Act shall not be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein) as of the date of the Merger Agreement and as of the expiration of the Offer as though made as of the expiration of the Offer (except, in each case, to the extent any such representations and warranties are made as of a specific date, in which case such representations and warranties shall not be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein) as of such specific date only); (C) any of the specified representations and warranties of Nimble Storage with respect to its capitalization shall not be true and correct in all respects as of the date of the Merger Agreement and as of the expiration of the Offer as though made as of the expiration of the Offer (except, in each case, to the extent any such representations and warranties are made as of a specific date, in which case such representations and warranties shall not be true and correct in all respects as of such specific date only), except, in the case of this clause (C), for inaccuracies that, individually or the aggregate, would not increase the aggregate amount payable by Merger Sub or Parent in the Offer or the Merger by more than a de minimis amount; and (D) any of the other representations and warranties of Nimble Storage contained in the Merger Agreement shall not be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein) as of the date of the Merger Agreement and as of the expiration of the Offer as though made as of the expiration of the Offer (except, in each case, to the extent any such representations and warranties are made as of a specific date, in which case such representations and warranties shall not be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein) as of such specific date only) except, in the case of this clause (D), where the failure of such representations and warranties to be so true and correct has not had and would not have, individually or in the aggregate, a Material Adverse Effect (the “Representations Condition”);

(iii)	Nimble Storage shall have failed to perform or comply in all material respects with all of the obligations required to be performed or complied with by it under the Merger Agreement at or prior to the expiration of the Offer (the “Covenants Condition”);

(iv)	since the date of the Merger Agreement, there shall have occurred any “Material Adverse Effect” (as defined in the Merger Agreement and described in Section 11 — “The Merger Agreement; Other Agreements”) that is continuing (the “MAE Condition”);

(v)	Merger Sub shall have failed to receive a certificate of Nimble Storage executed by Nimble Storage’s chief executive officer or chief financial officer, dated as of the Expiration Date, to the effect that the Representations Condition, the Covenants Condition and the MAE Condition have been satisfied; or

(vi)	the Merger Agreement shall have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions, which we refer to collectively as the “Offer Conditions,” are in addition to, and not a limitation of, the rights and obligations of Parent and Merger Sub to extend, terminate, amend or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The Offer Conditions are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole and absolute discretion (other than the Minimum Condition). The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Nimble Storage with the SEC and other information concerning Nimble Storage, we are not aware of any governmental license or regulatory permit that appears to be material to Nimble Storage’s business that might be adversely affected by our acquisition of Shares or the Merger as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “— State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without significant conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences would not result to Nimble Storage’s business, any of which, under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (referred to as “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Merger Sub, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated. Pursuant to the Merger Agreement, Parent filed such Premerger Notification and Report Form on March 8, 2017. Nimble Storage expects to file such Premerger Notification and Report Form on March 17, 2017. If, within the 15 calendar day waiting period (which is set to expire with respect to Parent on March 23, 2017), either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Nimble Storage is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Nimble Storage’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Nimble Storage from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Merger Sub owns more than 50% of the outstanding Shares at the time of the Merger (which we expect to be the case if the Offer is consummated, given the Minimum Condition) or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Merger Sub’s proposed acquisition of Nimble Storage. At any time before or after Merger Sub’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Merger Sub, Nimble Storage, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 11 — “The Merger Agreement; Other Agreements — Reasonable Best Efforts” and Section 15 — “Conditions of the Offer.”

German Merger Control Approval. The acquisition of Shares pursuant to the Offer is also subject to the German Act Against Restraints of Competition of 1958, as amended, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the “FCO”), either by written approval or by expiration of a one-month waiting period, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation, in which case the waiting period would be extended for an additional three months. Parent filed the applicable notification on March 9, 2017 with respect to the Offer and the one-month waiting period is scheduled to expire on April 10, 2017.

Austria Antitrust Approval. The acquisition of Shares pursuant to the Offer is also subject to the Austrian Cartel Act 2005, as amended, and may be consummated only if the acquisition is approved by the Austrian Federal Cartel Authority (the “FCA”), either by written approval or by expiration of a four-week waiting period, unless the FCA notifies Parent within the four-week waiting period of the initiation of an in-depth investigation, in which case the waiting period would be extended up to a total of six months. Parent filed the applicable notification on March 9, 2017 with respect to the Offer and the four-week waiting period is scheduled to expire on April 6, 2017.

State Takeover Laws. Nimble Storage is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Nimble Storage Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Nimble Storage, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Nimble Storage for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Nimble Storage stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and Nimble Storage will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Nimble Storage stockholders in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest accruing at 5% over the Federal Reserve discount rate (including any surcharge), unless the court in its discretion determines otherwise for good cause shown.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Nimble Storage a written demand for appraisal of Shares held, which demand must reasonably inform Nimble Storage of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained Innisfree M&A Incorporated to be the Information Agent and Citibank, N.A. to be the depositary and paying agent (the “Depositary”) in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

No person has been authorized to give any information or to make any representation on behalf of Parent or Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Merger Sub, the Depositary or the Information Agent for the purpose of the Offer.

Merger Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Nimble Storage has advised Merger Sub that it will file with the SEC on the date hereof its Solicitation/Recommendation Statement on Schedule 14D-9

setting forth the recommendation of the Nimble Storage Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Nimble Storage” above.

Nebraska Merger Sub, Inc.

March 17, 2017

SCHEDULE I — INFORMATION RELATING TO PARENT AND MERGER SUB

Parent

The following table sets forth information about Parent’s directors and executive officers as of March 16, 2017. The current business address of each person is c/o Hewlett Packard Enterprise Company, 3000 Hanover Street, Palo Alto, California 94304, and the business telephone number is (650) 857-1501.

Name	Age	Citizenship	Position
Margaret C. Whitman	60	U.S.	President and Chief Executive Officer, Director
Henry Gomez	53	U.S.	Executive Vice President, Chief Marketing and Communications Officer
Christopher P. Hsu	46	U.S.	Executive Vice President, Chief Operating Officer, Hewlett Packard Enterprise and General Manager, HPE Software
Kirt P. Karros	47	U.S.	Senior Vice President, Finance and Treasurer
Alan May	58	U.S.	Executive Vice President, Human Resources
Michael G. Nefkens	47	U.S. and the Netherlands	Executive Vice President and General Manager, Enterprise Services
Antonio Neri	49	U.S.	Executive Vice President and General Manager, Enterprise Group
Jeff T. Ricci	55	U.S.	Senior Vice President, Controller and Principal Accounting Officer
John F. Schultz	52	U.S.	Executive Vice President, General Counsel and Secretary
Timothy C. Stonesifer	49	U.S.	Executive Vice President and Chief Financial Officer
Patricia F. Russo	64	U.S.	Chair of the Board, Director
Daniel Ammann	44	U.S.	Director
Marc L. Andreessen	45	U.S.	Director
Michael J. Angelakis	52	U.S.	Director
Leslie A. Brun	64	U.S.	Director
Pamela L. Carter	67	U.S.	Director
Klaus Kleinfeld	59	U.S.	Director
Raymond J. Lane	70	U.S.	Director
Ann M. Livermore	58	U.S.	Director
Raymond E. Ozzie	61	U.S.	Director
Gary M. Reiner	62	U.S.	Director
Lip-Bu Tan	57	U.S.	Director
Mary Agnes Wilderotter	62	U.S.	Director

Executive Officers of Parent

Ms. Whitman has served as President and Chief Executive Officer of Parent since November 2015. Prior to that, Ms. Whitman served as President, Chief Executive Officer, and Chair of Hewlett-Packard Company (which we refer to as “HP Co.”) from July 2014 to November 2015 and President and Chief Executive Officer of HP Co. from September 2011 to November 2015. From March 2011 to September 2011, Ms. Whitman served as a part-time strategic advisor to Kleiner Perkins Caufield & Byers, a private equity firm. Previously, Ms. Whitman served as President and Chief Executive Officer of eBay Inc., an online marketplace, from 1998 to 2008. Prior to joining eBay, Ms. Whitman held executive-level positions at Hasbro Inc., a toy company, FTD, Inc., a floral products company, The Stride Rite Corporation, a footwear company, The Walt Disney Company, an entertainment company, and Bain & Company, a consulting company.

Mr. Gomez has served as Executive Vice President and Chief Marketing and Communications Officer of Parent since November 2015. Prior to that, Mr. Gomez performed a similar role at HP Co. from August 2013 to November 2015. Previously, he served as Chief Communications Officer and Executive Vice President of HP Co. from January 2012 to July 2013. Prior to that, he ran HSG Communications, a consulting business that he founded in September 2008. He also served on the leadership team of Ms. Whitman’s gubernatorial campaign from February 2009 to November 2010. From September 2011 to September 2013 he served as a director of BJ’s Restaurants, Inc., a food service company.

Mr. Hsu has served as Executive Vice President and Chief Operating Officer of Parent since November 2015 and General Manager, HPE Software since September 2016. Prior to that, he served as Senior Vice President, Organizational Performance and Hewlett Packard Enterprise Separation Leader at HP Co. from May 2014 to November 2015. Prior to joining HP Co., he served as Managing Director at Kohlberg Kravis Roberts (“KKR”), an investment firm, from December 2013 to May 2014 and as Director of KKR Capstone, a consulting firm, from November 2008 to December 2013.

Mr. Karros has served as Senior Vice President, Finance and Treasurer of Parent since November 2015. Prior to that, Mr. Karros performed a similar role at HP Co. as well as leading Investor Relations from May 2015 to October 2015. Previously, Mr. Karros served as a Principal and Managing Director of Research for Relational Investors LLC, an investment fund, from 2001 to May 2015. Mr. Karros served as a director of PMC-Sierra, a semiconductor company, from August 2013 to May 2015.

Mr. May has served as Executive Vice President, Human Resources of Parent since June 2015. Before joining Parent, Mr. May served as Vice President, Human Resources at Boeing Commercial Aircraft, a division of The Boeing Company, from April 2013 to June 2015. Previously, Mr. May served as Vice President of Human Resources for Boeing Defense, Space and Security at Boeing from April 2011 to June 2015 and as Vice President, of Compensation, Benefits and Strategy at Boeing from August 2007 to April 2011.

Mr. Nefkens has served as Executive Vice President and General Manager, Enterprise Services of Parent since November 2015. Prior to that, Mr. Nefkens performed a similar role at HP Co. from December 2012 to November 2015, having been appointed to the role in an acting capacity in August 2012. Previously, Mr. Nefkens served as Senior Vice President and General Manager of Enterprise Services in the EMEA region at HP Co. from November 2009 to August 2012.

Mr. Neri has served as Executive Vice President and General Manager, Enterprise Group of Parent since November 2015. Prior to that, Mr. Neri served as Senior Vice President and General Manager, Enterprise Group at HP Co. from October 2014 to November 2015. Previously, he served as Senior Vice President and General Manager of the HP Servers business from September 2013 to October 2014 and concurrently as Senior Vice President and General Manager of the HP Networking business unit from May 2014 to October 2014. Prior to that, Mr. Neri served as Senior Vice President and General Manager of the HP Technology Services business unit from August 2011 to September 2013 and as Senior Vice President, Customer Services for the HP Personal Systems Group from 1995 until August 2011. From March 2012 to February 2013, Mr. Neri served as a director of MphasiS Limited, a technology company.

Mr. Ricci has served as Senior Vice President, Controller and Principal Accounting Officer of Parent since November 2015. Prior to that, Mr. Ricci performed a similar role at HP Co. from April 2014 to November 2015. Previously, Mr. Ricci served as Controller and Principal Accounting Officer at HP Co. on an interim basis from November 2013 to April 2014. Prior to that, Mr. Ricci served as Vice President of Finance for HP Co.’s Technology and Operations organization from May 2012 to November 2013. Mr. Ricci served as HP Co.’s Vice President of Finance for Global Accounts and HP Financial Services from March 2011 to May 2012 and Vice President of Finance for HP Software from March 2009 to March 2011.

Mr. Schultz has served as Executive Vice President, General Counsel and Secretary of Parent since November 2015. Prior to that, Mr. Schultz performed a similar role at HP Co. from April 2012 to November 2015. Previously, he served as Deputy General Counsel for Litigation, Investigations and Global Functions at HP Co. from September 2008 to April 2012. From March 2005 to September 2008, Mr. Schultz was a partner in the litigation practice at Morgan, Lewis & Bockius LLP, a law firm, where, among other clients, he supported HP Co. as external counsel on a variety of litigation and regulatory matters.

Mr. Stonesifer has served as Executive Vice President and Chief Financial Officer of Parent since November 2015. Prior to that, Mr. Stonesifer acted as Senior Vice President and Chief Financial Officer, Enterprise Group at HP Co. from February 2014 to November 2015. Before joining HP Co., he served as Chief Financial Officer of General Motors International Operations, an automotive company, from May 2011 to January 2014. Previously, he served as Chief Financial Officer of Alegco Scotsman, a storage company, from June 2010 to May 2011. Prior to that, Mr. Stonesifer served as Chief Financial Officer of Sabic Innovative Plastics (formerly GE Plastics) from August 2007 to June 2010 after having served in various other positions at General Electric since joining the company in 1989.

Directors of Parent

Ms. Russo has served as the Chair of Parent’s Board of Directors since November 2015. Previously, Ms. Russo served as the Lead Independent Director of HP Co. from July 2014 to November 2015. Ms. Russo served as Chief Executive Officer of Alcatel-Lucent, a communications company, from 2006 to 2008. Previously, Ms. Russo served as Chairman of Lucent Technologies Inc., a communications company, from 2003 to 2006 and Chief Executive Officer and President of Lucent from 2002 to 2006.

Mr. Ammann has served as the President of General Motors Company, an automotive company, since January 2014. From April 2011 to January 2014, Mr. Ammann served as Chief Financial Officer and Executive Vice President of General Motors. Mr. Ammann joined General Motors in May 2010 as Vice President of Finance and Treasurer, a role he served in until April 2011.

Mr. Andreessen is a co-founder of AH Capital Management, LLC, doing business as Andreessen Horowitz, a venture capital firm founded in July 2009. From 1999 to 2007, Mr. Andreessen served as Chairman of Opsware, Inc., a software company that he co-founded. During a portion of 1999, Mr. Andreessen served as Chief Technology Officer of America Online, Inc., a software company. Mr. Andreessen co-founded Netscape Communications Corporation, a software company, and served in various positions, including Chief Technology Officer and Executive Vice President of Products, from 1994 to 1999.

Mr. Angelakis has served as Chairman and Chief Executive Officer of Atairos Management, an investment firm, since January 2016. Additionally, Mr. Angelakis has served as a senior advisor to the executive management committee of Comcast Corporation, a media and technology company, since July 2015. Previously, Mr. Angelakis served from November 2011 to July 2015 as Vice Chairman of Comcast and from March 2007 to July 2015 as Chief Financial Officer of Comcast. From 1999 to 2007, Mr. Angelakis was a Managing Director at Providence Equity Partners, LLC, a media and communications investment firm.

Mr. Brun has served as the Chairman and Chief Executive Officer of Sarr Group, LLC, an investment holding company, since March 2006. He is also a Senior Advisor of G100 Companies as of 2016. From August 2011 to December 2013, Mr. Brun was managing director and head of investor relations for CCMP Capital Advisors, LLC, a private equity firm. Previously, from January 1991 to May 2005, Mr. Brun served as founder, Chairman and Chief Executive Officer for Hamilton Lane Advisors, a private markets investment firm, and from April 1988 to September 1990 as co-founder and managing director of investment banking at Fidelity Bank in Philadelphia.

Ms. Carter has served as President of Cummins Distribution Business, a multi-billion dollar global division of Cummins Inc., a global manufacturer of diesel engines and related technologies. She held this position from 2008 until her retirement in 2015. She served as Vice-President and then President of Cummins Filtration, and as Vice-President for EMEA, as an expatriate living in Belgium from 2000 to 2007. Prior to that, Ms. Carter served as Vice President and General Counsel from 1997 to 2000. Before joining Cummins Inc., Ms. Carter was elected Attorney General of the State of Indiana from 1993 to 1997. She is the first female African American to be elected to this position in the United States.

Mr. Kleinfeld is Chairman and Chief Executive Officer of Arconic Inc., global leader in multi-materials innovation, precision engineering and advanced manufacturing for major markets, including airframe structures, aero engines, automotive, commercial transportation and building and construction. Arconic launched on November 1, 2016, when Alcoa Inc. separated into two independent, publicly traded companies: Arconic and Alcoa Corporation. Previously, Mr. Kleinfeld served as Alcoa’s Chairman and Executive Officer from 2010, as its President and Chief Executive Officer from 2008 to 2010, and as its President and Chief Operating Officer from 2007 through 2008. Before his tenure at Alcoa, Mr. Kleinfeld served for twenty years at Siemens AG, from 1987 to 2007, in roles which included Chief Executive Officer and President, member of the Managing Board, and Executive Vice President and Chief Operating Officer of Siemens AG’s principal U.S. subsidiary, Siemens Corporation.

Mr. Lane served as executive Chairman of HP Co. from September 2011 to April 2013 and as non-executive Chairman of HP Co. from November 2010 to September 2011. Since April 2013, Mr. Lane has served as Partner Emeritus of Kleiner Perkins Caufield & Byers, a private equity firm, after having previously served as one of its Managing Partners from 2000 to 2013. Mr. Lane also currently serves as Managing Partner of GreatPoint Ventures, a fund focused on using resources more efficiently, living longer and healthier lives, and increasing productivity. Prior to joining Kleiner Perkins, Mr. Lane was President and Chief Operating Officer and a director of Oracle Corporation, a software company. Before joining Oracle in 1992, Mr. Lane was a senior partner of Booz Allen Hamilton, a consulting company. Prior to Booz Allen Hamilton, Mr. Lane served as a division vice president with Electronic Data Systems Corporation, an IT services company that HP Co. acquired in August 2008. He was with IBM Corporation from 1970 to 1977. Mr. Lane served as Chairman of the Board of Trustees of Carnegie Mellon University from July 2009 to July 2015. He also serves as Vice Chairman of Special Olympics International.

Ms. Livermore served as Executive Vice President of the former HP Enterprise Business from 2004 until June 2011, and served as an Executive Advisor to our Chief Executive Officer between then and 2016. Prior to that, Ms. Livermore served in various other positions with HP Co. in marketing, sales, research and development, and business management since joining the company in 1982.

Mr. Ozzie is a software entrepreneur who early in his career created a pioneering product for communications and productivity, Lotus Notes. He most recently served as Chief Executive Officer of Talko Inc., a company delivering mobile communications applications and services for business, acquired by Microsoft Corporation in December 2015. Previously, Mr. Ozzie served as Chief Software Architect of Microsoft Corporation from 2006 until December 2010, after having served as Chief Technical Officer of Microsoft from 2005 to 2006. Mr. Ozzie joined Microsoft in 2005 after Microsoft acquired Groove Networks, Inc., a collaboration software company he founded in 1997.

Mr. Reiner has served as Operating Partner at General Atlantic LLC, a private equity firm, since November 2011. Previously, Mr. Reiner served as Special Advisor to General Atlantic LLC from September 2010 to November 2011. Prior to that, Mr. Reiner served as Senior Vice President and Chief Information Officer at General Electric Company, a technology, media and financial services company, from 1996 until March 2010. Mr. Reiner previously held other executive positions with General Electric since joining the company in 1991. Earlier in his career, Mr. Reiner was a partner at Boston Consulting Group, a consulting company, where he focused on strategic and process issues for technology businesses.

Mr. Tan has served as the President and Chief Executive Officer of Cadence Design Systems, an electronic design automation company, since 2009. Mr. Tan has also served as Founder and Chairman of Walden International, a venture capital firm, since 1987.

Biographical Information for Ms. Whitman is included above under “— Executive Officers of Parent.”

Mrs. Wilderotter has served as Executive Chairman of Frontier Communications Corporation, a telecommunications company, from April 2015 to April 2016. Previously, Mrs. Wilderotter served as Chairman and Chief Executive Officer of Frontier from January 2006 to April 2015. From 2004 to 2006, Mrs. Wilderotter served as President, Chief Executive Officer, and a Director of Frontier. Prior to joining Frontier, Mrs. Wilderotter served in executive and managerial roles at Wink Communications and Microsoft Corporation, both software companies and AT&T Wireless Services Inc., a telecommunications company.

Merger Sub

The following table sets forth information about Merger Sub’s directors and executive officers as of March 16, 2017. The current business address of each person is c/o Hewlett Packard Enterprise Company, 3000 Hanover Street, Palo Alto, California 94304, and the business telephone number is (650) 857-1501.

Name	Age	Citizenship	Position
Jeremy K. Cox	40	U.S.	Director
Timothy C. Stonesifer	49	U.S.	Chief Financial Officer, Director
Rishi Varma	46	U.S.	President and Secretary, Director

Mr. Cox is Senior Vice President, Tax of Parent. In this role, Mr. Cox has global responsibility for all tax matters of Parent and its subsidiaries, including income and transaction tax compliance, financial reporting, transfer pricing, planning, tax policy and audit/controversy. Mr. Cox has been with HP Co. (and now Parent) since 2008. Before being named Senior Vice President, Tax in September 2012, Mr. Cox was Vice President and Senior Tax Counsel of HP Tax Research and Planning and APJ Taxes. Prior to joining HP Co., Mr. Cox was Senior Tax Counsel for Electronic Data Systems.

Biographical Information for Mr. Stonesifer is included above under “— Executive Officers of Parent.”

Mr. Varma is Senior Vice President, Deputy General Counsel and Assistant Secretary, Corporate, Securities, M&A and Financial Services of Parent. In this role, Mr. Varma has worldwide responsibility within the legal department for representing and advising Parent and its businesses and functions on Corporate, Securities, M&A and Financial Services matters. Mr. Varma and his team handle, among other things, Parent’s corporate governance, strategic acquisitions, divestitures, joint ventures and investments, securities law compliance and disclosure, treasury and financing transactions, and certain other corporate transactions and restructurings, bankruptcy, credit and collections matters and employee compensation and retiree benefits. Mr. Varma and his team also provide legal support to Parent’s Financial Services business unit. In addition, Mr. Varma manages Parent’s Global Equity Administration department, which handles Parent’s stock transfer agency and worldwide equity compensation plans. Before joining Parent, Mr. Varma served as general counsel for two different publicly traded companies from 2005 to 2013 — TPC Group, Inc., a petrochemical company, and Trico Marine Services, Inc., a global subsea service provider. During his time at Trico, Mr. Varma also served in additional management roles including chief operating officer and president.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by express mail or overnight carrier:

Citibank, N.A. P.O. Box 55025 Boston, Massachusetts 02205 Ref: Nimble Storage, Inc.	Citibank, N.A. 30 Dan Road, Suite 55025 Canton, Massachusetts 02021 Ref: Nimble Storage, Inc.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Merger Sub’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders call toll-free from the U.S. and Canada: (888) 750-5834

Banks and Brokers call collect: (212) 750-5833